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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update: _____
- ☐ Form C/A: Amendment to Offering Statement: _____
     - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Security Ride, LLC dba UcarMobile

Legal status of issuer:

    Form: limited liability company

    Jurisdiction of Incorporation/Organization: Texas

    Date of organization): October 13, 2016

Physical address of issuer: 14853 Towne Lake Circle / Addison, Texas 75001

Website of issuer: https://ucar.sppx.io/

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC

CIK number of intermediary: 0001711770

SEC file number of intermediary: 007-00123

CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$500 3.15% - 7% - See full schedule within material documents

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: SAFEs

Target number of securities to be offered: 10

Price (or method for determining price): 2,000.00

Target offering amount: 20,000

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): 249,000

Deadline to reach the target offering amount: 120 days from filing date

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 18,539.00	Prior fiscal year-end: 14,390.00
Cash & Cash Equivalents:	Most recent fiscal year-end: 7,909.00	Prior fiscal year-end: 3,759.00
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 4,416.00	Prior fiscal year-end: 7,257.00
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 78,582.00	Prior fiscal year-end: 45,523.00
Cost of Goods Sold:	Most recent fiscal year-end: 67,250.00	Prior fiscal year-end: 43,802.00
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: (140,150.00)	Prior fiscal year-end: (88,758.00)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Security Ride, LLC dba UcarMobile
(Issuer)
By
/s/ Albert Vigil Chief Executive Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Albert Vigil
(Signature)
Chief Executive Officer
(Title)
August 11th, 2022
(Date)

THE COMPANY

1. Name of issuer: <u>Security Ride, LLC dba UcarMobile</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Albert Vigil	membership interests	47.06 %
Turaj "Tony" Belgameh	membership interests	47.06 %
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Albert Vigil   Dates of Service: Oct 16, 2016 - present
Principal Occupation: Technology executive
Employer: Security Ride, LLC   Dates of Service: Oct 16, 2016 - present
Employer's principal business: Customer Management SaaS startup company

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Director   Dates of Service: Oct 16, 2016 - present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: Security Ride, LLC (dba UcarMobile)
Employer's principal business: Customer Management SaaS startup company for the Automotive Service Industry
Title: CEO and Founder   Dates of Service: Oct 16, 2016 - present
Responsibilities: As CEO, Al leads the direction of the company, business planning, financial management. Al also holds the role of acting-CTO, and in that capability, he leads the development team as they launch and improve the UcarMobile cloud-based customer management platform.

Employer: pchomes, inc.
Employer's principal business: IT services and software development company
Title: President   Dates of Service: 1998 – Oct, 2016
Responsibilities: Founded and lead all aspects of IT services and software development projects for small and mid-sized businesses in Addison, Texas

Name: Tony Belgameh   Dates of Service: Oct 16, 2016 - present
Principal Occupation: Startup Executive
Employer: Security Ride, LLC   Dates of Service: Oct 16, 2016 - present
Employer's principal business: Customer Management SaaS startup company for the Automotive Service Industry

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Director   Dates of Service: Oct, 2016 - present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: Security Ride, LLC (dba UcarOK)
Employer's principal business: Automotive Repair and Maintenance Startup
Title: COO and Founder   Dates of Service: Oct 16, 2016 - present
Responsibilities: Founder and business-lead. Lead product decisions and day-to-day customer operations.

Employer: 3400 Auto Sales
Employer's principal business: Used car dealer and automotive repair facility
Title: Owner   Dates of Service: Apr 2004 – present
Responsibilities: Business-owner and daily manager of a mid-sized automotive repair and used car sales lot in Plano, Texas.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Albert (Al) Vigil**
Title: CEO and Founder   Dates of Service: Oct 16, 2016 - present

Responsibilities: As CEO, Al leads the direction of the company, business planning, financial management. Al also holds the role of acting-CTO, and in that capability, he leads the development team as they launch and improve the UcarMobile cloud-based customer management platform.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: pchomes, inc.
Employer's principal business: IT services and software development company
Title: President   Dates of Service: 1998 – Oct 2016 - present
Responsibilities: Founded and lead all aspects of IT services and software development projects for small and mid-sized businesses in Addison, Texas

Name: **Tony Belgameh**

Title: COO and Founder   Dates of Service: Oct 16, 2016 - present

Responsibilities: As COO, Tony leads the day-to-day operations of the customer-facing teams. His extensive experience in the auto-repair industry allows him to function as UcarMobile's SME for the technician dashboard on the platform.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: 3400 Auto Sales
Employer's principal business: Used car dealer and automotive repair facility
Title: Owner   Dates of Service: Apr 2004 – present
Responsibilities: Business-owner and daily manager of a mid-sized automotive repair and used car sales lot in Plano, Texas.

_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.



Security Ride, LLC
dba UcarMobile
Business Plan

TABLE OF CONTENT

BUSINESS SECTION

Security Ride, LLC (dba) UcarMobile is a set of SaaS-based customer management digital tools built for the $28B mobile automotive services industry.

UcarMobile, the all-in-one app, online customer self-scheduler, and total customer acquisition and service, helps mobile automotive service providers quickly grow their business and connect more customers with the mobile automotive service providers.

For the purposes of this document, UcarMobile will be used to represent both the company, Security Ride, LLC, and the SaaS product, UcarMobile.

Our Target Markets & Value Propositions

UcarMobile is a mobile auto-services Customer Service platform built to solve two problems:

1. **Mobile vehicle repair, maintenance, and service companies** are busy providing services to their customers. Over 210K[1] mobile automotive repair, service, and maintenance service providers have no time to find or manage the advanced customer experience tools expected by consumers.

    Our platform is built for the independent, small, and medium-sized mobile auto services companies across the following services to provide the same level of digital customer service that large corporations can provide. We built UcarMobile to service the following types of mobile service providers:

    - vehicle repair and maintenance
    - tire repair and replacement
    - towing, road-side assistance
    - locksmiths
    - paintless dent repair
    - detailing
    - and mobile recall services

1) **Consumers** do not like dealing with vehicle repair, maintenance, and service issues. 35% of Americans skip or delay recommended vehicle maintenance leading to $69M breakdowns[2].

    123 years age[3], the first automotive repair shop opened in the US, and since then, not much has changed; no one likes dealing with automotive repairs and maintenance:

    - The stress of finding a mechanic

- The aggravation of having to use a phone to make an appointment
- The hassle of dropping off and picking up a vehicle
- The annoyance of waiting for the repair
- The distrust of the work and the price
- The annoyance of waiting for the repair
- The distrust of the work and the price

More than 75% of consumers don't trust repair shops,[4] and 91.8% of vehicle owners have delayed a needed repair, with more than half of them delaying service because they are too busy[5]. UcarMobile solves both of those challenges for consumers.

UcarMobile gives vehicle owners an instant and transparent price quote with the ability to schedule a technician on their schedule at their home or office.

Our Key Activities

Our goal over the next 12 months is to focus on these key activities:

1) **Onboard Partner Providers & Attract Consumers**

The critical activities of UcarMobile revolves around onboarding service provider partners and attracting consumers:

a) **Develop strategic partnerships** with colleges, content providers, automotive data companies (for Partner Providers), corporate benefit companies, and property management companies (for Consumers).

b) **Create and launch** our B2B / B2C marketing campaigns

c) **Build "sticky" features** that discourage customer and service provider churn

2) **Hire** strategic external contractors and hire and retain talented employees.

3) **Protect** member information and ensure their privacy concerns are addressed.

Our Features

To support our two-sided marketplace, we have crafted an equally diverse set of features that answer both sides:

1) **For Service Providers:**

Mobile vehicle repair, maintenance, and service companies are busy providing services to their customers. They have no time to build or manage the advanced customer experience tools consumers expect.

Our features level the playing field for independent, small, and medium-sized mobile auto services companies across vehicle repair and maintenance, tire repair and replacement, towing, road-side assistance, locksmiths, paint-less dent repair, detailing, and mobile recall services to provide the same level of digital customer service that large corporations provide.

We provide customer acquisition, customer management, and customer service features:

a) **Customer Acquisition & Customer Service**

Finding and onboarding customers and managing customer service issues are things of the past because UcarMobile manages it all.

b) **Customer self-scheduling**

Gives customers complete control to schedule their services while automatically booking new appointments near existing ones

c) **Two-way texting**

Allows customers to connect with technicians and admins throughout each service in the same thread.

d) **The visibility customers expect**

Customers, technicians, and business owners are updated with real-time location tracking before and during each appointment.

e) **Online quotes & payments**

Send intuitive, automatically updating invoices directly to customers and allow them to pay online with one click.

f) **Never chase payments again**

UcarMobile generates professional online quotes in minutes receive and payments every time. Customers get easy, secure payment methods and submit payment information when booking appointments.

g) **Digital Upsells**

Make it easy for customers to approve additional services with reports that are automatically created from inspections and photos.

h) **Automated reviews**

After customers are amazed, they can easily rave about services with automated feedback requests.

i) Single-page online presence included

No more paying a monthly fee for a business page or managing a Facebook presence

2) **For Consumers**:

Dealing with vehicle repair, maintenance, and service issues is annoying, and we provide consumers with a one-stop app for all their automotive needs; no more searching Google to find a service provider, no more spending time at a garage, and no more worrying about the quality of the service. Just open an app, and a few clicks later, your service needs are handled – as easy as ordering tacos for Taco Tuesday.

Consumer-facing features include:

a) One-stop mobile and desktop app for all automotive services

b) Friendly customer service staff

c) Multiple payment options

d) Contactless interaction with technicians

e) Services delivered to a home, an office, or wherever service is needed

f) GPS-based technician tracking

g) Transparency in cost and work

h) Ability to find quality service providers across the country when traveling

i) 24-month/24,000-mile warranty

j) Vehicle maintenance history stored on a customer's dashboard

Launch Marketing and Sales Plan

UcarMobile is a two-sided marketplace.

A two-sided marketplace business model is a platform for economic exchange between two distinct user groups that provide each other with the benefits of a large network. PayPal, eBay, Uber, Facebook, Amazon, and YouTube can all be considered as two-sided marketplaces. These platforms exist because there is a need for an intermediary to match the supply and demand sides of the platform in a more efficient way.[6]

And with all successful two-sided marketplaces, our sustained growth depends on our ability to determine which side of our marketplace to grow first. Our marketing and sales plan will focus on growing the supply side of our marketplace (service providers) and then growing the demand side (the consumers), as our business model provides no benefit to consumers until we have service providers to address their needs.

As we can't grow everywhere all at once, we have also developed a regional expansion plan layered on top of our supply and demand side growth tactics.

Regional Growth

Using applied market research from the Auto Parts industry[7], we will expand to large metropolitan areas in southern states with the most automotive parts stores. Southern states will provide more warm days to generate more revenue per service provider which will be critical for us during our nascent years:

1) Texas with 2140 auto-part stores

2) California – 1800

3) Florida – 1550

4) North Carolina – 1000

5) Georgia – 945

For Service Providers

Our unique business model of not charging service providers for onboarding and the use of our features until consumers engage with that service provider (no sign-up fees, and we only take a small service fee on customer payments and parts) will allow us to grow service providers (supply side) before we grow consumers (demand side).

Our CGO has years of experience growing online communities and marketplaces, pioneering some now industry-standard growth tactics, including:

- Establishing and monitoring important **KPIs** (beyond revenue) to include:
  - Most active service provider types
  - Most profitable service provider types
  - Most popular search terms, tags, or keywords
  - Top search terms driving traffic (consumers) to the platform
  - Most active consumers by demographic, geography, and type of vehicle
  - And more…

- Understanding and building on the **direct and indirect network effects**:

  - Direct network effects: an increase in usage leads to a direct increase in value for all users.

  - Indirect network effects: when more people use a product or network, it sparks the production of complementary products and goods – thus increasing the value of the original product.

- Establishing a **Service Provider Advisory Board** that will provide insights into what new services our providers want and need to reduce provider churn.

For Consumers

Our launch plan for consumers covers traditional SEO/SEM practices to attract consumers searching on Google to find automotive services, some 1.5M searches each month[8].

To support our pay-for-placement activities, we are investing heavily in creating search engine friendly content to increase our search engine results placement (SERPs). During our beta launch in the Dallas Fort Worth area, we tested multiple editorial options and found a matrix of keyword difficulty, keyword density, and search terms that, at this point, are giving us great SERP results, and we are confident that our content creation process can now scale quickly. We will continue to monitor our SERP results to ensure that changes to Google's algorithms don't derail our efforts.

Our Future Key Partners

UcarMobile will secure strategic partners to grow both our service partners and consumer base.

For our service partner outreach and retention:

1) **Community Colleges and Trade Schools**

   We provide young auto service technicians with our "business-in-a-box" solution allowing them to start a mobile auto repair business without having to worry about customer acquisition and customer management hassles. This tactic will allow us to expand our service providers to meet customer demand.

2) **Content Providers**

UcarMobile will partner with authors and publishers who create skill-based development course materials for our partners to stay current with industry trends.

3) **Automotive Data Companies**

We will continue to partner with automotive data companies to provide industry-leading data to our service providers. As these databases are expensive to license, most mobile service providers can't afford to use them, limiting their access to the latest data on the vehicles they are fixing. Providing access to these databases will increase our ability to obtain service partners and reduce churn.

For our consumer outreach and retention:

1) **Corporate Benefit Companies**

In September 2022, we are launching our business development campaign to partner with corporate benefit companies, clearinghouses, and online providers who provide employee benefits packages to medium and large companies.

2) **Property Management Companies**

By partnering with large apartment complexes and HOA service providers, UcarMobile can reach hundreds of consumers through each partnership. By collaborating with these companies, we can develop service options that work within each property's guidelines.

3) **Creating Gig-Driver Specific Features and Discounts**

By providing discounts to the 12.5M Americans[9] who participate in the ride-hailing, food & grocery and retail product delivery, and errand gig economy, and therefore depend on their vehicles,[10] we hope to gain loyal customers who are a perfect fit for our services.

Future Activities

UcarMobile understands that car repair, service and maintenance are not the only aspects of car ownership. From buying a new vehicle, purchasing insurance and warranties, needing maintenance and repairs, and selling that once new car, UcarMobile can fulfill all needs. This expansion could happen through a build, buy, or partner model.

1. **UcarOK**

   A marketplace for individuals to buy and sell used vehicles (MVP built. Product on hold)

2. **Automotive Consumer Financial Services**

Financing, warranty, and automotive insurance services will allow us to expand our customer base by capturing news users who don't currently require car repair services and continue monetizing users once they have joined our platform.

3. **Monetization of our Data**

As we grow, so too will UcarMobile's consumer and vehicle data. Our 360° view of all the services consumers use while owning a particular model and make of vehicle makes our dataset unique and valuable. We will look to monetize this aggregated and disambiguated data set in the future.

4. **Monetization of our Membership**

Providing access to our service provider and consumer members to companies wishing to sell related services and offerings may provide additional revenue streams. Insurance companies, automotive dealerships, and tool and safety equipment manufacturers and retailers are apparent contenders for content marketing and advertising features. These features must be carefully tested to ensure they don't alienate members.

5. **Intellectual Property**

At this point, our company name and our logo are our only intellectual property. Our goal is to create patentable technologies and processes where possible. Patentable technology will help us defend against competitors and allow additional revenue streams if our patents can be monetized.

Key Investment Merits

Industry Trends and Opportunities

1. "The Greying of the Garage" - Within the next decade, more than half of independent automotive repair shop owners plan to retire[11]

2. The US auto-repair industry is highly fragmented: the 50 largest companies generate less than 10% of revenue[12]

3. The "Right to Repair" federal and state legislation expanding to electric vehicles[13]

Societal Trends and Opportunities

1. 46% of people who never worked from home previously now plan to work from home more often in the future[14]

2. There are 1.5M google searches[8] for "oil change near me" per month in the US and when faced with delays, 70% of consumers will switch brands[14]

3. Odometers reached record levels in 2020 and this trend is expected to continue[15]

4. 91.8% of vehicle owners have delayed a needed repair with more than half of them delaying service because they are too busy[5]

FINANCIALS

Market Analysis

The total annual market size in the US for the automotive repair, maintenance and related services industry is $60B[16] and the mobile sector of that market (services that are delivered to the consumer) is $28B[17].

Revenue Model

UcarMobile's revenue model is a simple fee-based model where UcarMobile takes a percentage of all labor and parts invoices transactions through the application.

At this point, UcarMobile does not charge membership fees to service partners and consumers.

Financials Projections

As of the date of this document, these moderate financial projections are based on management's previous experience in building both an automotive service business and online marketplace, and B2C consumer digital platforms. UcarMobile is self-funded, post-revenue, but is only available in one large metropolitan region (Dallas-Fort Worth), so historical financials are irrelevant to future performance.

Key assumptions:
- Marketplace membership growth models remain consistent with online two-sided marketplace industry growth norms
- COVID doesn't resurface to a point where a full quarantine and economic shutdown like March 2020
- Revenue ramps up in month 3 post-funding

Based on a $249K Raise

(in millions)	Year 1	Year 2	Year 3	Year 4	Year 5

Gross Revenue	$ 0.57	$ 5.10	$ 42.55	$ 113.46	$ 141.82
Gross Expenses	$ 0.28	$ 3.83	$ 31.90	$ 85.09	$ 99.28
EBITDA	$ 0.29	$ 1.27	$ 10.65	$ 28.37	$ 42.54

USE OF PROCEEDS

The Company anticipates that the net proceeds from this funding round will be generally utilized, at the discretion of management, for further advancement of technology, intellectual property maintenance, expenses, salaries, legal, accounting, and consulting fees, sales and marketing programs, other general administrative expenses, and working capital. Because UcarMobile is post-revenue, the Company anticipates continued growth in monthly revenue, and that additional revenue will only accelerate growth. But since, in our early phases of growth as we move into new regions, the exact amount of monthly revenue will be variable, so to be conservative, that revenue has not been included in the "Use of Proceeds" calculations. The precise amounts the Company will devote to these will vary depending on numerous factors. Additionally, changes in business strategy and factors beyond our control may render these spending plans inadvisable or impractical before the time when all the net proceeds are spent, in which case management would devise alternative spending plans.

The Company anticipates that approximately $249,000 of gross proceeds should enable it to fund operations for at least ten months.

Use of Proceeds Summary Breakdown

	GROSS PROCEEDS OF OFFERING
	$249,000
Product, Development & Customer Care	105,000
Marketing (including subscriber acquisition) and Sales	82,000
Management Expenses & Salaries	35,000
General Administrative, Office, and Overhead	5,500

Other Working Capital Purposes	3,550
Related Offering Costs	17,950
Total	**$249,000**

OUR COMPETITION

Like all businesses, we face competition in all aspects of our business, and we plan for competition to increase, particularly from large existing digital marketplaces. Larger and more established companies may focus on our market and could directly compete with us. Smaller companies, including application developers, could also launch new products and services that compete with us and gain market acceptance quickly. We constantly monitor startup funding sites (Crunchbase), new product launch listings (Product Hunt), and blogs (multiple) to ensure that we are aware of potential new competitors.

Our competitors fall into two main categories:

- **Consumers:**
  Companies that deliver automotive repair, maintenance, and other services to consumers

- **Automotive Services Partners:**
  Online directories and SaaS companies that provide services to mobile auto service companies

Consumer Competition Categories (as a Chart)

For the consumers who purchase auto-repair, maintenance and other services through our app, our competitors fall across five main categories:

Types of Competitors	Examples	Our Position
Large automotive repair retailers and dealerships	Bridgestone, Firestone, Automotive brand dealers	Limited innovation although some have white glove service, some offer loaner vehicles or van service, some offer mobile or web-based appointment setting. No ability for consumers to get services at their door
Independent Automotive Repair Shops	234,700 independent auto repair & maintenance centers[18]	Single or limited-service provider No ability for consumers to get services at their door
Automotive Service Companies	Valvoline, JiffyLube, Midas, Big-O-Tires, Grease	Limited Innovation, although some offer mobile or web-based

	Monkey, Meineke, Safelite AutoGlass	appointment setting Single or limited-service provider No ability for consumers to get services at their door
Mobile Automotive Services Companies	Zohr, Safelite AutoGlass, TreadMaster	Single or limited-service provider
Existing Mobile Auto Repair and Maintenance Companies	Wrench, Repair Smith,	Single or limited-service provider

Consumer Competition Landscape (as a graphic)


FULL-SERVICE
LIMITED SERVICES
INCONVENIENT
CONVENIENT & CONTACTLESS
234,700 auto repair & maintenance centers
UcarMobile
fixmycar
Your Mechanic
WRENCH
REPAIR SMITH
Safelite AutoGlass
HONK
zohr
Firestone COMPLETE AUTO CARE
jiffy lube
Tuffy
Maaco
BIG O TIRES
midas
Mr. Transmission
GREASE MONKEY
meineke

Automotive Services Online Directories & SaaS Competitions

For our automotive services partners (across repair, maintenance, towing, detailing, electronic, and locksmithing services), our directory and SaaS competitors fall across three main categories:

Types of Competitors	Examples	Our Position
Digital Marketing Companies	Google My Business, Facebook Business, Countless Digital Marketing and Website Building Companies, Squarespace, Wix.	General digital business and marketing companies with no focus on mobile automotive business, which require partner providers to spend time managing them Partner providers are required to find customers, and manage all customer interactions, and customer service issues No mobile app & no "business-in-a-box" features
Marketplaces & Review Sites	**General Marketplace and Review Sites:** Yelp, Craigslist, Yellowpages, Angi, **Automotive Vertical Marketplace:** RepairPal, RepairSmith, Honk, Urgent.ly,	General Marketplace provide customer acquisition but automotive features and no customer service. Automotive vertical marketplaces provide single vertical options, no ability to up-sell or cross-sell and extend the lifetime value of their customers.
Mobile Business Software	GetZippity, YourMechanic	No customer service options Monthly Fees No up-sell or cross-sell features Limited or no integration with auto parts suppliers or 1-800-Hotline

Investments & Exits in Competitors and Comparables

Over the last five years, there has been a growth in investment in mobile auto service companies and niche marketplaces.

Recent Successful Rounds& Exits in the Comparable & Competitive Landscape[19]

Company	Funding Type & Date	Total Raised
RepairSmith	Series B: Aug 2021	**$ 42M**
Your Mechanic	Acquired: Jun, 2022	**Undisclosed** *YourMechanic raised $40M & could have sold for up to 10x that amount*
Wrench	Venture: May 2022	**$ 38M**
Honk	Series B: June 2018	**$ 32M**
Zippity	Series A: Oct 2021	**$ 12M**
Zohr	Seed: June 2019	**$ 2M**
FixMyCar	Seed: Feb, 2021	**$ 1.3M**

EMPLOYEES, FOUNDERS & DIRECTORS

Employees

We currently have no employees, and we have no plans to hire full-time employees after funding until marketplace revenue can support those employees. We will use external contractors and resources to build features and grow revenue until UcarMobile can onboard full-time employees.

The executive team consists of Albert Vigil (Founder, CEO) and Tony Belgameh (Founder, CEO). They work as 1099 contractors for UcarMobile, and all are drawing no or very limited wages. We plan to continue those 1099 contracts through the end of 2023 and draw limited wages until the marketplace generates revenue. No deferred wages for the founders are being accumulated; therefore, no deferred wages will need to be paid from this offering.

Executive Offices

The Company's principal executive offices are located at 14853 Towne Lake Circle, Addison, TX 75001, and our telephone number is 1-972-972-9197.

All executives and contractors work remotely and UcarMobile plans to continue to grow using a distributed and remote workforce.

Directors, Executive Officers, and Advisory Board

Our Officers and Directors are as follows:

Name	**Position**
Albert Vigil	Founder, Chairman, Chief Executive Officer,
Tony Belgameh	Founder, Co-chairman, Chief Operating Officer,

Background of Officers, and Directors

All current executives of UcarMobile are immigrants to the U.S. with home countries in the Middle East, South America, and Canada. UcarMobile is committed to remaining a diverse company as we grow.

Albert Vigil - Founder, Chief Executive Officer, and Director

Al has three decades of experience as a technical business leader and project manager. He was the owner of PCHomes, a mid-sized IT, software, and application development business.
LinkedIn profile: https://www.linkedin.com/in/albert-vigil-3049b618/

Tony Belgameh - Founder, Chief Operations Officer, and Director

Tony has over 25 years of experience in the automotive retail and repair business, founding a used car dealership and auto repair business in downtown Plano, Texas. Tony brings a deep knowledge of both the consumer side of repairing vehicles and the business needs of auto repair businesses.
LinkedIn profile: https://www.linkedin.com/in/tony-belgameh-2276a59b/

Advisory Board Members

UcarMobile has no advisory board members and is actively looking to engage with an automotive parts industry executive, a startup founder, or an early phase executive with experience in growing a national brand.

RISK FACTORS

Risks Associated with Our Business

Our business depends on our ability to find our ability to onboard partner companies and deliver customer to those partners.

UcarMobile's growth is predicated on our ability to find and onboard mobile auto-motive repair, maintenance, and service businesses and then deliver customers to those partners. Our ability to deliver customers to our partners is based on our ability to find, convert, and retain consumers who need auto repair and maintenance services. In that effort, we will compete against individual service providers, service-specific marketplaces, and brick-and-mortar service providers. Our conservative growth plan is predicated on our ability to onboard 0.01% of those providers within 12 months of our funding round. Our inability to do so may impact our growth rate. Our inability to find, convert, and retain customers will affect our ability to retain partners and our ability to onboard new partners.

Changes to Right to Repair laws could negatively impact our business

Currently most states in the US and Canadian provinces have "right to repair" laws. Right to repair refers to the concept of allowing end users, business users as well as consumers, of technical, electronic, or automotive devices to freely repair these products in case of mechanical or technical failure. With respect to vehicles, "right to repair" allow consumers to choose where they have their vehicles repaired, so those consumers are not bound to vehicle dealerships for repairs, buy OEM parts, and have access to the software that controls many components. Suppose Right to Repair laws related to vehicles are restricted. In that case, this could affect consumers' ability to control where their vehicles were repaired and maintained, affecting all independent auto repair and maintenance businesses, including those mobile companies that partner with us.

Current supply chain issues may impact our ability to find parts and supplies

Global supply chain issues may impact our partners' ability to buy the parts and supplies required to repair customer's vehicles, which may force some consumers to put off maintenance and necessary repairs. Even if the automotive parts industry is not affected by supply chain issues, consumers may assume that auto parts are affected and slow them from having their vehicles repaired or maintained based on nothing other than the general idea that all industries are affected by supply chain issues.

We are an early-stage business.

UcarMobile was incorporated in the State of Delaware in Feb 2022. The Company is a going concern yet has no history (other than the past related business experience of the leadership team) upon which an evaluation of its prospects and future performance can be made, and the Company's proposed operations are subject to all business risks associated with new enterprises. As a result, projections of results and rates of growth may not be a meaningful indicator of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational, and managerial resources. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development and expansion of a business. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition, and operating results. The Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

We may not be able to generate sufficient revenues

The Company currently is a going concern and post-revenue. The return on an investment in the Company is dependent on many factors including, but not limited to, the effectiveness of our platform features to deliver value to our clients and the acceptance of its use in our target markets, the overall economic environment and more specifically, our ability to onboard partner companies. There can be no assurance that revenues will be generated, that we will ever achieve profitability, that an investment in the Company will ever produce a return for its stockholders, including purchasers of Shares in this Offering, or that we will remain a viable enterprise.

Our business will depend on building a strong and trusted brand, and any failure to grow, protect and enhance our brand would hurt our ability to retain or expand our base of members, enterprises and professional organizations, our ability to increase their level of engagement and our ability to attract and retain high level employees.

Our brand will be built on the idea that customers and enterprises will trust us and find immense value in using our platform, as well as investing in their professional learning and knowledge. Enhancing the UcarMobile brand is critical to expanding our base of customers, enterprises, and other partners and increasing their engagement with our services, and will depend largely, in our first few years, on our ability to maintain member trust and continue to provide valuable and high-quality solutions, which we may not do.

Our success in this area will be dependent on a wide range of factors, some of which are out of our control, including the following:

- the quality and perceived value of our services,

- the efficacy of our marketing efforts,

- our ability to retain existing and obtain new customers and strategic partners,

- actions of any competitors, our strategic partners, and other third parties,

- positive or negative publicity, including material on the Internet,

- regulatory and other government related developments.

Our revenue and operating results depend significantly on the acceptance of our services in the marketplace.

Our revenue and operating results depend on the successful acceptance of our services. We plan to sell our services to a wide range of potential customers. Our customer retention rates, and customer utilization may decline or fluctuate due to a variety of factors, including the following:

- our customers' levels of satisfaction or dissatisfaction with our services,

- the quality, breadth, and prices of our services,

- our general reputation and events impacting that reputation,

- the services and related pricing offered by any potential competitors,

- our customer service and responsiveness to any customer complaints,

- customer dissatisfaction if they do not receive the full benefit of our services due to their failure to provide all relevant data,

- any guarantee we may provide may not meet our customers' expectations.

If we do not retain new customers, our anticipated revenue may grow more slowly than expected or decline, and our operating results and gross margins will be harmed. In addition, our business and operating results may be harmed if we are unable to increase our retention rates.

We intend to continually add new customers to replace customers who cancel or elect not to renew their agreements with us and to grow our business and expected customer base. If we are unable to attract new customers in numbers greater than the percentage of customers who cancel or elect not to renew their agreements with us, our customer base could decrease and our business, operating results, and financial condition could be adversely affected.

We may need additional financing.

We may require additional capital to cover our operating expenses and general corporate purposes. We do not know how much additional funding we may require. We may be required to seek other sources of financing soon, which sources (assuming we are able to locate such alternative sources of financing) may be on terms less favorable to us than those offered now. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences, or privileges senior to those of the holders of our Common Stock. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and operating results, or we may be forced to cease operations.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our services and solutions are accessible within an acceptable load time. Additionally, natural disasters or other catastrophic occurrences beyond our control could interfere with access to our services.

A key element to our growth is the ability of our customers, users (whom we define as anyone who visits one of our websites through a computer or application on a mobile device, regardless of whether or not they are a member), and enterprises to access our websites, services, and solutions within acceptable load times (website performance). We may, in the future, experience service disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our services simultaneously, and denial of service or fraud or security attacks. Suppose our services are unavailable when users attempt to access them, or they do not load as quickly as users expect. In that case, users may seek other websites or services to obtain the information they are looking for and may not return to our website or use our services as often in the future or at all. This would negatively impact our ability to attract members, enterprises, and professional organizations and increase the engagement of our members.

Our systems are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, global pandemics, and similar events.

The tracking of certain of our performance metrics will be done with internal tools and may not be available to be independently verified. Certain of our performance metrics may be subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain performance metrics, including the number of registered members, unique visiting members, and member page views, with internal tools, which are not independently verified by any third party. Our internal tools have a few limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal tools we use to track these metrics undercount or overcount performance or contain algorithm or other technical errors, the data we report may not be accurate.

Failure to protect or enforce our future intellectual property rights could harm our business and operating results.

We regard the protection of our future trade secrets, copyrights, trademarks, trade dress, databases, domain names, and patents as critical to our success. We will strive to protect our intellectual property rights by relying on federal, state, and common law rights and other rights provided under US and Canadian laws. These laws are subject to change at any time and could further restrict our ability to protect our intellectual property rights. Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights or determine the validity and scope of proprietary rights claimed by others. If we fail to maintain, protect, and enhance our intellectual property rights, our business and operating results may be harmed.

Our services may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our services.

From time to time, third parties may claim that our services infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. Any dispute or litigation regarding intellectual property could be expensive and time-consuming, regardless of the merits of any claim, and could divert our management and key personnel from our business operations.

If we were to discover or be notified that our services potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms or at all, and any such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing services. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license in response to a claim of intellectual property infringement. Any of which could cause us to incur significant costs and prevent us from selling our services.

Our business depends on our ability to utilize intellectual property, technology, and content owned by third parties, the loss of which would harm our business.

Our services may utilize intellectual property, technology, and content owned by third parties. From time to time, we may be required to negotiate with these third parties or negotiate with other third parties to include or continue using their intellectual property, technology, or content in our existing service offerings, in new versions of our service offerings, or in new services that we offer. We may not be able to obtain the necessary rights from these third parties on commercially reasonable terms or at all, and the third-party intellectual property, technology, and content we use or desire to use may not be appropriately supported, maintained, or enhanced by the third parties. If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property, technology, and content in our services, or if those third parties are unable to support, maintain, and enhance their intellectual property, technology, and content, we could experience increased costs or delays or reductions in our service offerings, which in turn may harm our financial condition, damage our brand, and result in the loss of customers. In these circumstances, we will seek to use license other third-party technology rights necessary to our operations.

We will consistently work to build our intellectual property portfolio internally and through acquisitions. We may be required to incur substantial expenses to do so, and our efforts may not be successful.

Our use of "open-source" software could negatively affect our ability to sell our services and subject us to possible litigation.

Software code that is freely shared in the software development community is referred to as open-source code, and software applications built from open-source code are referred to as open-source software. A portion of the technologies licensed by us incorporates such open-source software, and we may incorporate open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. Use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open-source licenses require that source code subject to the license be disclosed to third parties that have a right to modify and redistribute that source code and any software derived from it. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar services and platforms with lower development effort and time and ultimately could reduce or eliminate our ability to commercialize or profit from our services.

We cannot be certain that all open-source software is submitted for approval prior to use in our services. The terms of many open-source licenses have not been interpreted by the U.S. courts, and there is a risk that these licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to commercialize our services. In this event, we could be required to seek licenses from third parties to continue offering our services, to make generally available, in source code form, our proprietary code, or to discontinue the sale of our services, any of which could adversely affect our business, operating results, and financial condition.

If we fail to effectively manage our growth, our business and operating results could be harmed.

If we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could negatively affect our brand, operating results, and overall business. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures to ensure that our employees can effectively communicate with each other and our growing base of customers, enterprises, and partners. If we fail to implement these improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired.

Our operating results may vary and be unpredictable, make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We may experience significant fluctuations in our revenue, expenses, and operating results in future periods. Our operating results may fluctuate in the future as a result of a number of factors, many of which are beyond our control. Moreover, these fluctuations may make comparing our operating results on a period-to-period basis less meaningful and make our future results difficult to predict. You should not rely on our past results as an indication of our future performance. In addition, if revenue levels do not meet our expectations, our operating results and ability to execute on our business plan are likely to be harmed. In addition to the other factors listed in this "Risk Factors" section, factors that could affect our operating results include the following:

- service introductions or enhancements and market acceptance of our services,

- our expense and capital expenditure levels,

- pricing and availability of any competitive services,

- our ability to address any competitive factors successfully,

- changes or anticipated changes in economic conditions, and,

- changes in legislation and regulatory requirements related to our business.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of investors or analysts and may not be meaningful indications of our future performance.

Our projections and forward-looking information may prove to be incorrect.

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants. These projections are based on several assumptions set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, the actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

There might be unanticipated obstacles to the execution of our business plan.

The Company's business plans may change significantly. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and market conditions with the skills, background, and knowledge of the Company's leaders, principals, and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Associated with the Internet and Mobile Industry

Public scrutiny of Internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our members and customers, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and will likely remain in flux for the foreseeable future. Various government and consumer agencies have also called for new regulations and changes in industry practices. Practices regarding the registration, collection, processing, storage, sharing, disclosure, use, and security of personal and other information by companies offering online services have recently come under increased public scrutiny.

Government agencies and regulators have reviewed, are reviewing, and will continue to review, the personal data practices of online media companies, including privacy and security policies and practices. The FTC has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of several online social media companies. These reviews could result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in the degradation of our products, our business could be harmed.

We are subject to uncertain government regulations and other legal uncertainties relating to the internet.

There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Any new laws or regulations relating to the Internet could adversely affect our business. In addition, current laws and regulations may be applied and new laws and regulations may be adopted in the future that address issues such as user privacy, pricing, taxation and the characteristics and quality of products and services offered over the Internet. For example, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner like long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet, which could increase our expenses and discourage people from using the Internet to obtain business and financial information. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet.

We face web security concerns that could hinder internet commerce

Any well-publicized compromise of Internet security could deter more people from using the Internet or from using it to conduct transactions that involve transmitting confidential information, such as stock trades or purchases of goods or services. Because a portion of our revenue is based on individuals using credit cards to purchase subscriptions over the Internet and a portion from advertisers who seek to encourage people to use the Internet to purchase goods or services, our business could be adversely affected by this type of development. We may also incur significant costs to protect against the threat of security breaches or to alleviate problems, including potential private and governmental legal actions caused by such breaches.

We will collect, process, store, share, disclose and use personal information and other data, which subjects us to governmental regulations and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to members, customers, or other third parties, our data disclosure and consent obligations, or our privacy or security-related legal obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other member data, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups or others and could cause our members and customers to lose trust in us, which could have an adverse effect on our business.

If Internet search engines' methodologies are modified or our search result page rankings decline for other reasons, our member and non-member engagement projections may be incorrect.

We will depend in part on various Internet search engines to direct a significant amount of traffic to our website. Similarly, we will depend on providers of mobile application "storefronts" to allow users to locate and download our mobile applications that enable our service. Our ability to grow the number of visitors directed to our website and users of our online services is not entirely within our control. Our competitors' search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking and the ability for new users to find our site. Any reduction in the number of users directed to our websites would harm our business and operating results.

We are dependent on the internet infrastructure.

Our future success will depend, in significant part, upon the maintenance of the various components of the Internet infrastructure, such as a reliable backbone network with the necessary speed, data capacity, and security, and the timely development of enabling products, such as high-speed modems, which provide reliable and timely Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased user bandwidth requirements, we cannot be sure that the Internet infrastructure will continue to be able to support the demands placed on it or that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise, and such outages or delays could adversely affect our Web site and the Web sites of our co-branded partners, as well as the Internet service providers and online service providers our customers use to access our services. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols that can manage increased levels of activity. We cannot predict whether the infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium will be developed or maintained.

Our solutions and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our current and future solutions and internal systems rely on software that is highly technical and complex. In addition, our solutions and internal systems depend on the ability of our software to store, retrieve, process, and manage immense amounts of data. Any errors, bugs, or defects discovered in our software or third-party software we use could result in damage to our reputation, loss of members, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Risks associated with our Managers and Management Team

We depend on key personnel, and if we fail to retain and attract skilled management and other key personnel, our business may be harmed.

Our success depends to a significant extent upon the continued services of our current management team; Albert Vigil, CEO and Tony Belgameh, COO. The loss of either of them or one or more of our other key executives or employees could have a material adverse effect on our business. We plan to purchase "key person" insurance of $500,000 on each of the lives of our executive officers once the marketplace generates revenue. We employ all of our executive officers and key employees on an at-will basis, and their employment can be terminated by them or us at any time, for any reason, and without notice, which may be subject, in certain cases, to severance payment rights. To retain valuable employees, in addition to salary and cash incentives, we may provide various stock options that may vest over time. There can be no assurance that any persons who may be employed by us will remain with us.

Currently the officers of the company are also the only board directors.

At this point in time, the officers of the company are the only members of the board, which could lead to a conflict of interest. We plan to add new board members when we find suitable candidates.

We will depend on world class talent to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain world-class talent and manage our in-house and external talent. Our ability to execute efficiently is dependent upon contributions from all our employees, in particular our senior management team. Our growth strategy also depends on our ability to expand and retain our organization with world-class talent. Identifying, recruiting, training, and integrating qualified individuals will require significant time, expense, and attention. In addition to hiring new employees, we must continue to focus on retaining our best talent.

The liability of our officers and directors is limited.

The applicable provisions of the Delaware General Corporation Law and our by-laws limit the liability of our officers and directors to our stockholders and us for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. In addition, indemnification agreements we expect to enter into with our officers and directors upon completion of the Offering provide for indemnification of such persons under certain circumstances. If we are required to indemnify any of our officers or any other person, our financial strength may be harmed, which may, in turn, lower our stock price.

Risks Associated with the Securities

No public market for our securities.

There is currently no public market for our securities. If we become a public company, there can be no assurance that an active market for our Shares or Common Stock will be established or if, established, sustained. Fluctuation in the market price of our Common Stock may occur due to many factors, including:

- General market conditions and other factors related to the economy or otherwise, including factors unrelated to our operating performance or the operating performance of our competitors.

- The introduction of new products or product enhancements by us or our competitors,

- Disputes or other developments with respect to intellectual property rights or other potential legal actions,

- Sales of large blocks of our securities, including sales by our executive officers and managers,

- The acquisition or divestiture of businesses, products, assets, or technology,

- Litigation, including intellectual property litigation, and

- Changes in earnings estimates or recommendations by us or by securities analysts.

In addition, securities of companies with smaller capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries, and the availability of market makers in the over-the-counter market. There can be no assurance that continuing fluctuations in price will not occur.

We cannot assure you of a return on your investment.

The Shares offered hereby are speculative and involve a high degree of risk. There can be no guarantee that an investor will realize a substantial return on the investment or any return, or that the investor will not lose their entire investment. For this reason, each prospective investor should read this Memorandum and all Exhibits, as well as the documents in our electronic data room, carefully and should consult with their own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

Long term nature of investment.

An investment in the Shares may be long-term and illiquid. The offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view toward resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

We have arbitrarily set the offering price of the Shares.

The price of the Shares offered and their conversion rate into Common Stock have been arbitrarily established by the Company's management, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

The Company holds no responsibility for any the tax liability experienced by a potential investor.

The effect of certain tax consequences on an investor will depend, in part, on other items in the investor's tax return. The Company encourages each prospective investor to consult their own tax adviser regarding the federal, state, and local income tax consequences of investing in this offering on their individual tax situation.

REFERENCES

1) Management Calculations

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8) Search data from SEMRush. Accessed: Jan 2022

9) Management calculation. 50M people in the US work for the Gig Economy and management estimates that 25% (12.5M) of those workers need a vehicle. "Gig Work Continues to Thrive in the Pandemic". Digital Information World. Written: Sept 2021. Accessed: Jan 2022. https://www.digitalinformationworld.com/2021/09/gig-work-continues-to-thrive-in-pandemic.html

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11) "The Graying of The Garages" Bolton Technology & Professional Tool & Equipment News. Written: June 2020. Accessed: Jan 2022 https://lp.boltontechnology.com/hubfs/BoltOn%20_%20The%20Graying%20%20of%20The%20Garages%206_17_2020%20.pdf

12) "Auto Repair Business" SBDC National Information Clearinghouse. Updated Nov 2020. Accessed: Jan 2022. https://www.sbdcnet.org/small-business-research-reports/auto-repair-business

13) "Biden right-to-repair action could benefit Tesla owners, EV economy" Green Car Reports. Published: Jul 2021. Accessed: Jan 2022. https://www.greencarreports.com/news/1132830_biden-right-to-repair-action-could-benefit-tesla-owners-ev-economy

14) "COVID-19: How consumer behavior will be changed" Accenture. Written: Apr 28, 2020. Accessed: Jan 2022. https://www.accenture.com/us-en/insights/consumer-goods-services/coronavirus-consumer-behavior-research

15) "Odometers Reached Record Levels in 2020" Ratchet+Wrench. Written: Feb 2021. Accessed: Jan 2022. https://www.ratchetandwrench.com/articles/10996-odometers-reach-record-levels-in-2020

16) "Auto Mechanics in the US - Market Size 2002–2027" IBISWorld. Published: Sept 2021. Accessed: Jan 7, 2022. https://www.ibisworld.com/industry-statistics/market-size/auto-mechanics-united-states/

17) Management Calculations

18) "Number of auto repair and maintenance establishments in the U.S. from 4th quarter 2010 to 2020" Published: May 2022. Accessed: July, 2022. https://www.statista.com/statistics/436416/number-of-auto-repair-and-maintenance-shops-in-us/

19) Crunchbase database search. Accessed: July, 2022. https://www.crunchbase.com

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Risks Associated with Our Business

Our business depends on our ability to find our ability to onboard partner companies and deliver customer to those partners.

UcarMobile's growth is predicated on our ability to find and onboard mobile auto-motive repair, maintenance, and service businesses and then deliver customers to those partners. Our ability to deliver customers to our partners is based on our ability to find, convert, and retain consumers who need auto repair and maintenance services. In that effort, we will compete against individual service providers, service-specific marketplaces, and brick-and-mortar service providers. Our conservative growth plan is predicated on our ability to onboard 0.01% of those providers within 12 months of our funding round. Our inability to do so may impact our growth rate. Our inability to find, convert, and retain customers will affect our ability to retain partners and our ability to onboard new partners.

Changes to Right to Repair laws could negatively impact our business

Currently most states in the US and Canadian provinces have "right to repair" laws. Right to repair refers to the concept of allowing end users, business users as well as consumers, of technical, electronic, or automotive devices to freely repair these products in case of mechanical or technical failure. With respect to vehicles, "right to repair" allow consumers to choose where they have their vehicles repaired, so those consumers are not bound to vehicle dealerships for repairs, buy OEM parts, and have access to the software that controls many components. Suppose Right to Repair laws related to vehicles are restricted. In that case, this could affect consumers' ability to control where their vehicles were repaired and maintained, affecting all independent auto repair and maintenance businesses, including those mobile companies that partner with us.

Current supply chain issues may impact our ability to find parts and supplies

Global supply chain issues may impact our partners' ability to buy the parts and supplies required to repair customer's vehicles, which may force some consumers to put off maintenance and necessary repairs. Even if the automotive parts industry is not affected by supply chain issues, consumers may assume that auto parts are affected and slow them from having their vehicles repaired or maintained based on nothing other than the general idea that all industries are affected by supply chain issues.

We are an early-stage business.

UcarMobile was incorporated in the State of Delaware in Feb 2022. The Company is a going concern yet has no history (other than the past related business experience of the leadership team) upon which an evaluation of its prospects and future performance can be made, and the Company's proposed operations are subject to all business risks associated with new enterprises. As a result, projections of results and rates of growth may not be a meaningful indicator of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational, and managerial resources. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development and expansion of a business. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition, and operating results. The Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

We may not be able to generate sufficient revenues

The Company currently is a going concern and post-revenue. The return on an investment in the Company is dependent on many factors including, but not limited to, the effectiveness of our platform features to deliver value to our clients and the acceptance of its use in our target markets, the overall economic environment and more specifically, our ability to onboard partner companies. There can be no assurance that revenues will be generated, that we will ever achieve profitability, that an investment in the Company will ever produce a return for its stockholders, including purchasers of Shares in this Offering, or that we will remain a viable enterprise.

Our business will depend on building a strong and trusted brand, and any failure to grow, protect and enhance our brand would hurt our ability to retain or expand our base of members, enterprises and professional organizations, our ability to increase their level of engagement and our ability to attract and retain high level employees.

Our brand will be built on the idea that customers and enterprises will trust us and find immense value in using our platform, as well as investing in their professional learning and knowledge. Enhancing the UcarMobile brand is critical to expanding our base of customers, enterprises, and other partners and increasing their engagement with our services, and will depend largely, in our first few years, on our ability to maintain member trust and continue to provide valuable and high-quality solutions, which we may not do.

Our success in this area will be dependent on a wide range of factors, some of which are out of our control, including the following:

- the quality and perceived value of our services,

- the efficacy of our marketing efforts,

- our ability to retain existing and obtain new customers and strategic partners,

- actions of any competitors, our strategic partners, and other third parties,

- positive or negative publicity, including material on the Internet,

- regulatory and other government related developments.

Our revenue and operating results depend significantly on the acceptance of our services in the marketplace.

Our revenue and operating results depend on the successful acceptance of our services. We plan to sell our services to a wide range of potential customers. Our customer retention rates, and customer utilization may decline or fluctuate due to a variety of factors, including the following:

- our customers' levels of satisfaction or dissatisfaction with our services,

- the quality, breadth, and prices of our services,

- our general reputation and events impacting that reputation,

- the services and related pricing offered by any potential competitors,

- our customer service and responsiveness to any customer complaints,

- customer dissatisfaction if they do not receive the full benefit of our services due to their failure to provide all relevant data,

- any guarantee we may provide may not meet our customers' expectations.

If we do not retain new customers, our anticipated revenue may grow more slowly than expected or decline, and our operating results and gross margins will be harmed. In addition, our business and operating results may be harmed if we are unable to increase our retention rates.

We intend to continually add new customers to replace customers who cancel or elect not to renew their agreements with us and to grow our business and expected customer base. If we are unable to attract new customers in numbers greater than the percentage of customers who cancel or elect not to renew their agreements with us, our customer base could decrease and our business, operating results, and financial condition could be adversely affected.

We may need additional financing.

We may require additional capital to cover our operating expenses and general corporate purposes. We do not know how much additional funding we may require. We may be required to seek other sources of financing soon, which sources (assuming we are able to locate such alternative sources of financing) may be on terms less favorable to us than those offered now. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences, or privileges senior to those of the holders of our Common Stock. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and operating results, or we may be forced to cease operations.

We may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure that our services and solutions are accessible within an acceptable load time. Additionally, natural disasters or other catastrophic occurrences beyond our control could interfere with access to our services.

A key element to our growth is the ability of our customers, users (whom we define as anyone who visits one of our websites through a computer or application on a mobile device, regardless of whether or not they are a member), and enterprises to access our websites, services, and solutions within acceptable load times (website performance). We may, in the future, experience service disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our services simultaneously, and denial of service or fraud or security attacks. Suppose our services are unavailable when users attempt to access them, or they do not load as quickly as users expect. In that case, users may seek other websites or services to obtain the information they are looking for and may not return to our website or use our services as often in the future or at all. This would negatively impact our ability to attract members, enterprises, and professional organizations and increase the engagement of our members.

Our systems are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, global pandemics, and similar events.

The tracking of certain of our performance metrics will be done with internal tools and may not be available to be independently verified. Certain

of our performance metrics may be subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain performance metrics, including the number of registered members, unique visiting members, and member page views, with internal tools, which are not independently verified by any third party. Our internal tools have a few limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal tools we use to track these metrics undercount or overcount performance or contain algorithm or other technical errors, the data we report may not be accurate.

Failure to protect or enforce our future intellectual property rights could harm our business and operating results.

We regard the protection of our future trade secrets, copyrights, trademarks, trade dress, databases, domain names, and patents as critical to our success. We will strive to protect our intellectual property rights by relying on federal, state, and common law rights and other rights provided under US and Canadian laws. These laws are subject to change at any time and could further restrict our ability to protect our intellectual property rights. Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights or determine the validity and scope of proprietary rights claimed by others. If we fail to maintain, protect, and enhance our intellectual property rights, our business and operating results may be harmed.

Our services may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our services.

From time to time, third parties may claim that our services infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. Any dispute or litigation regarding intellectual property could be expensive and time-consuming, regardless of the merits of any claim, and could divert our management and key personnel from our business operations.

If we were to discover or be notified that our services potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms or at all, and any such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing services. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license in response to a claim of intellectual property infringement. Any of which could cause us to incur significant costs and prevent us from selling our services.

Our business depends on our ability to utilize intellectual property, technology, and content owned by third parties, the loss of which would harm our business.

Our services may utilize intellectual property, technology, and content owned by third parties. From time to time, we may be required to negotiate with these third parties or negotiate with other third parties to include or continue using their intellectual property, technology, or content in our existing service offerings, in new versions of our service offerings, or in new services that we offer. We may not be able to obtain the necessary rights from these third parties on commercially reasonable terms or at all, and the third-party intellectual property, technology, and content we use or desire to use may not be appropriately supported, maintained, or enhanced by the third parties. If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property, technology, and content in our services, or if those third parties are unable to support, maintain, and enhance their intellectual property, technology, and content, we could experience increased costs or delays or reductions in our service offerings, which in turn may harm our financial condition, damage our brand, and result in the loss of customers. In these circumstances, we will seek to use license other third-party technology rights necessary to our operations.

We will consistently work to build our intellectual property portfolio internally and through acquisitions. We may be required to incur substantial expenses to do so, and our efforts may not be successful.

Our use of "open-source" software could negatively affect our ability to sell our services and subject us to possible litigation.

Software code that is freely shared in the software development community is referred to as open-source code, and software applications built from open-source code are referred to as open-source software. A portion of the technologies licensed by us incorporates such open-source software, and we may incorporate open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. Use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open-source licenses require that source code subject to the license be disclosed to third parties that have a right to modify and redistribute that source code and any software derived from it. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar services and platforms with lower development effort and time and ultimately could reduce or eliminate our ability to commercialize or profit from our services.

We cannot be certain that all open-source software is submitted for approval prior to use in our services. The terms of many open-source licenses have not been interpreted by the U.S. courts, and there is a risk that these licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to commercialize our services. In this event, we could be required to seek licenses from third parties to continue offering our services, to make generally available, in source code form, our proprietary code, or to discontinue the sale of our services, any of which could adversely affect our business, operating results, and financial condition.

If we fail to effectively manage our growth, our business and operating results could be harmed.

If we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, which could negatively affect our brand, operating results, and overall business. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures to ensure that our employees can effectively communicate with each other and our growing base of customers, enterprises, and partners. If we fail to implement these improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to publicly reporting companies will be impaired.

Our operating results may vary and be unpredictable, make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We may experience significant fluctuations in our revenue, expenses, and operating results in future periods. Our operating results may fluctuate in the future as a result of a number of factors, many of which are beyond our control. Moreover, these fluctuations may make comparing our operating results on a period-to-period basis less meaningful and make our future results difficult to predict. You should not rely on our past results as an indication of our future performance. In addition, if revenue levels do not meet our expectations, our operating results and ability to execute on our business plan are likely to be harmed. In addition to the other factors listed in this "Risk Factors" section, factors that could affect our operating results include the following:

- service introductions or enhancements and market acceptance of our services,

- our expense and capital expenditure levels,

- pricing and availability of any competitive services,

- our ability to address any competitive factors successfully,

- changes or anticipated changes in economic conditions, and,

- changes in legislation and regulatory requirements related to our business.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of investors or analysts and may not be meaningful indications of our future performance.

Our projections and forward-looking information may prove to be incorrect.

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants. These projections are based on several assumptions set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, the actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

There might be unanticipated obstacles to the execution of our business plan.

The Company's business plans may change significantly. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and market conditions with the skills, background, and knowledge of the Company's leaders, principals, and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Associated with the Internet and Mobile Industry

Public scrutiny of Internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products and solutions to our members and customers, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and will likely remain in flux for the foreseeable future. Various government and consumer agencies have also called for new regulations and changes in industry practices. Practices regarding the registration, collection, processing, storage, sharing, disclosure, use, and security of personal and other information by companies offering online services have recently come under increased public scrutiny.

Government agencies and regulators have reviewed, are reviewing, and will continue to review, the personal data practices of online media companies, including privacy and security policies and practices. The FTC has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of several online social media companies. These reviews could result in changes to our products and policies. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in the degradation of our products, our business could be harmed.

We are subject to uncertain government regulations and other legal uncertainties relating to the internet.

There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Any new laws or regulations relating to the Internet could adversely affect our business. In addition, current laws and regulations may be applied and new laws and regulations may be adopted in the future that address issues such as user privacy, pricing, taxation and the characteristics and quality of products and services offered over the Internet. For example, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner like long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet, which could increase our expenses and discourage people from using the Internet to obtain business and financial information. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet.

We face web security concerns that could hinder internet commerce

Any well-publicized compromise of Internet security could deter more people from using the Internet or from using it to conduct transactions that involve transmitting confidential information, such as stock trades or purchases of goods or services. Because a portion of our revenue is based on individuals using credit cards to purchase subscriptions over the Internet and a portion from advertisers who seek to encourage people to use the Internet to purchase goods or services, our business could be adversely affected by this type of development. We may also incur significant costs to protect against the threat of security breaches or to alleviate problems, including potential private and governmental legal actions caused by such breaches.

We will collect, process, store, share, disclose and use personal information and other data, which subjects us to governmental regulations and other legal obligations related to privacy and security, and our actual or perceived failure to comply with such obligations could harm our business.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to members, customers, or other third parties, our data disclosure and consent obligations, or our privacy or security-related legal obligations, or any compromise of security that results in the unauthorized disclosure, transfer or use of personal or other information, which may include personally identifiable information or other member data, may result in governmental enforcement actions, litigation or public statements critical of us by consumer advocacy groups or others and could cause our members and customers to lose trust in us, which could have an adverse effect on our business.

If Internet search engines' methodologies are modified or our search result page rankings decline for other reasons, our member and non-member engagement projections may be incorrect.

We will depend in part on various Internet search engines to direct a significant amount of traffic to our website. Similarly, we will depend on providers of mobile application "storefronts" to allow users to locate and download our mobile applications that enable our service. Our ability to grow the number of visitors directed to our website and users of our online services is not entirely within our control. Our competitors' search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking and the ability for new users to find our site. Any reduction in the number of users directed to our websites would harm our business and operating results.

We are dependent on the internet infrastructure.

Our future success will depend, in significant part, upon the maintenance of the various components of the Internet infrastructure, such as a reliable backbone network with the necessary speed, data capacity, and security, and the timely development of enabling products, such as high-speed modems, which provide reliable and timely Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased user bandwidth requirements, we cannot be sure that the Internet infrastructure will continue to be able to support the demands placed on it or that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure or otherwise, and such outages or delays could adversely affect our Web site and the Web sites of our co-branded partners, as well as the Internet service providers and online service providers our customers use to access our services. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols that can manage increased levels of activity. We cannot predict whether the infrastructure and complementary products and services necessary to maintain the Internet as a viable commercial medium will be developed or maintained.

Our solutions and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our current and future solutions and internal systems rely on software that is highly technical and complex. In addition, our solutions and internal systems depend on the ability of our software to store, retrieve, process, and manage immense amounts of data. Any errors, bugs, or defects discovered in our software or third-party software we use could result in damage to our reputation, loss of members, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Risks associated with our Managers and Management Team

We depend on key personnel, and if we fail to retain and attract skilled management and other key personnel, our business may be harmed.

Our success depends to a significant extent upon the continued services of our current management team; Albert Vigil, CEO and Tony Belgameh, COO. The loss of either of them or one or more of our other key executives or employees could have a material adverse effect on our business. We plan to purchase "key person" insurance of $500,000 on each of the lives of our executive officers once the marketplace generates revenue. We employ all of our executive officers and key employees on an at-will basis, and their employment can be terminated by them or us at any time, for any reason, and without notice, which may be subject, in certain cases, to severance payment rights. To retain valuable employees, in addition to salary and cash incentives, we may provide various stock options that may vest over time. There can be no assurance that any persons who may be employed by us will remain with us.

Currently the officers of the company are also the only board directors.

At this point in time, the officers of the company are the only members of the board, which could lead to a conflict of interest. We plan to add new board members when we find suitable candidates.

We will depend on world class talent to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain world-class talent and manage our in-house and external talent. Our ability to execute efficiently is dependent upon contributions from all our employees, in particular our senior management team. Our growth strategy also depends on our ability to expand and retain our organization with world-class talent. Identifying, recruiting, training, and integrating qualified individuals will require significant time, expense, and attention. In addition to hiring new employees, we must continue to focus on retaining our best talent.

The liability of our officers and directors is limited.

The applicable provisions of the Delaware General Corporation Law and our by-laws limit the liability of our officers and directors to our stockholders and us for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. In addition, indemnification agreements we expect to enter into with our officers and directors upon completion of the Offering provide for indemnification of such persons under certain circumstances. If we are required to indemnify any of our officers or any other person, our financial strength may be harmed, which may, in turn, lower our stock price.

Risks Associated with the Securities

No public market for our securities.

There is currently no public market for our securities. If we become a public company, there can be no assurance that an active market for our Shares or Common Stock will be established or if, established, sustained. Fluctuation in the market price of our Common Stock may occur due to many factors, including:

- General market conditions and other factors related to the economy or otherwise, including factors unrelated to our operating performance or the operating performance of our competitors.

- The introduction of new products or product enhancements by us or our competitors,

- Disputes or other developments with respect to intellectual property rights or other potential legal actions,

- Sales of large blocks of our securities, including sales by our executive officers and managers,

- The acquisition or divestiture of businesses, products, assets, or technology,

- Litigation, including intellectual property litigation, and

- Changes in earnings estimates or recommendations by us or by securities analysts.

In addition, securities of companies with smaller capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries, and the availability of market makers in the over-the-counter market. There can be no assurance that continuing fluctuations in price will not occur.

We cannot assure you of a return on your investment.

The Shares offered hereby are speculative and involve a high degree of risk. There can be no guarantee that an investor will realize a substantial return on the investment or any return, or that the investor will not lose their entire investment. For this reason, each prospective investor should read this Memorandum and all Exhibits, as well as the documents in our electronic data room, carefully and should consult with their own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

Long term nature of investment.

An investment in the Shares may be long-term and illiquid. The offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view toward resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

We have arbitrarily set the offering price of the Shares.

The price of the Shares offered and their conversion rate into Common Stock have been arbitrarily established by the Company's management, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

The Company holds no responsibility for any the tax liability experienced by a potential investor.

The effect of certain tax consequences on an investor will depend, in part, on other items in the investor's tax return. The Company encourages each prospective investor to consult their own tax adviser regarding the federal, state, and local income tax consequences of investing in this offering on their individual tax situation.

9. What is the purpose of this offering?

To raise capital sufficient to expand marketing of the Company's product(s), hire personnel and improve overall product functionality (see Use of Funds for more information).

10. How does the issuer intend to use the proceeds of this offering?

	If Minimum Offering Amount Sold			If Maximum Offering Amount Sold		
	%	$	Costs per Month	%	$	Costs per Month
Total Proceeds		$20,000.00			$249,000.00	
Runway (# of Months)		6			10	
Wages, Legal & Financial						
Legal related to offering		$1,500.00	-		$5,500.00	-
Offer related expenses	5%	$1,000.00	-	5%	$12,450.00	-
Legal related to patents, trademarks		$ -	-		$ -	-
Wages - C-Suite		$0.00	$0.00		$35,000.00	$3,500.00
Financial management, accounting and audits		$0.00			$2,500.00	
Accounting software and hardware		$0.00	$0.00		$3,000.00	$300.00
Other Expenses		$0.00	$0.00		$3,000.00	$300.00
Sub-Total	*24.81%*	*$2,500.00*		*23.27%*	*$61,450.00*	
Product & Operations						
Engineering/Production (including Customer Care)		$0.00	$0.00		$100,000.00	$10,000.00
Employee benefits		$ -	-		$ -	
Equipment, Hosting Costs & SaaS Software Costs		$0.00	$0.00		$5,000.00	$500.00
Other Expenses (rent, telephone & communications, travel and office)		$ -			$ -	
Sub-Total	*42.00%*	*$0.00*		*42.17%*	*$105,000.00*	
Sales & Marketing						
Head of Growth		$0.00	$0.00		$35,000.00	$3,500.00
B2B Marketing & Sales		$0.00	$0.00		$2,500.00	$250.00
Marketing & Sales SaaS Tools		$0.00	$0.00		$2,000.00	$200.00
Search Engine Marketing		$17,400.00	$2,900.00		$42,500.00	$4,250.00
Sub-Total	*29.80%*	*$17,400.00*		*33.94%*	*$82,000.00*	
Total Use of Net Proceeds and Offerings	**96.61%**	**$19,900.00**		**99.38%**	**$248,450.00**	
Monies left from fundraising	*3.39%*	*$100.00*		*0.62%*	*$550.00*	
	100.00%			100.00%		

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

SECURITY RIDE, LLC
DBA UCARMOBILE
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $249,000 offering of Simple Agreement for Future Equity ("SAFE") Notes by Security Ride, LLC dba UcarMobile, a Texas limited liability company (the "Company"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC¬TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered: Up to 249,000 of Simple Agreement for Future Equity ("SAFEs") (the "SAFEs") (an aggregate of $249,000)

Offering Price: $2,000.00 per SAFE

Minimum Investment: $2,000.00 for 1 SAFEs

Minimum Offering: $20,000 for an aggregate of 10 SAFEs

Capital Structure: The Company will initially have one (1) class of membership interests. 1,500,000 units of membership interests and 750 SAFE units were previously issued to the Company's founders (the "Founders") in consideration for their contributions to the Company. Up to 124.5 SAFEs will be sold pursuant to this offering, and an additional 250 SAFE units will be issued pursuant to an ESOP plan.

Corporate Governance: The Company will be managed by a Board of Directors (the "Board"), and the day-to-day operations of the Company will be performed by the Directors and any other officers appointed by the Board. The Board will initially be comprised of two (2), elected by a majority of the outstanding membership interests.

SAFEs:

Conversion: The SAFEs will convert at a sliding discount

per Unit upon an "Equity Financing," as further defined in the SAFE Agreement.

Non-Voting Interest

The SAFE holders will have no rights to vote on any corporate matters until such time as the SAFEs may convert into membership interests of the Company.

Restrictions on Transfer:

We will be offering the SAFEs pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the SAFEs will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your SAFEs except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

In addition, if and when your SAFEs convert into, any transfer of will need to comply with the transfer restrictions that will be contained in the Company's Operating Agreement. The Operating Agreement will include additional detail on these transfer restrictions.

Tax Considerations:

IF THE COMPANY ACCEPTS YOUR INVESTMENT, YOU WILL NOT BE A MEMBER UNTIL SUCH TIME AS YOUR SAFE CONVERTS INTO EQUITY, WHICH IS NOT GUARANTEED. The following is provided in the event your SAFE does convert.

The Company will be treated as a partnership for federal income tax purposes. To the extent the Company has net profits for any fiscal year, each member will be taxed on such Member's allocative share of those profits, even though the amount of cash distributed to such member may be less than the resulting tax liability. Company profits and losses will be allocated to the Members as set forth in the Operating Agreement. The Company intends to make annual distributions to the Members to cover their estimated individual tax liability relating to their allocative taxable share of Company profits ("Tax Distributions"). There are several circumstances in which you will not receive a Tax Distribution that covers your individual tax liability; therefore, you may be required to come "out of pocket" to pay taxes on your allocative share of Company profits.

Due to the complexity of an investment in SAFEs, prospective Members are advised to contact their tax advisors with regard to tax consequences arising from investing in the Company.

Exit Strategy: Each SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Membership Interests to the Investor pursuant to the automatic conversion of the SAFE under Section 1(a) therein; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c) of the SAFE.

14. Do the securities offered have voting rights? ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No

Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

	Cap Table Summary			
	Founder Round		**Pre-Investment & Option Pool Expansion**	
	Fully Diluted	FD %	Fully Diluted	FD %
Founders	1,411,872	94.12%	1,411,872	62.09%
Executives	35,403	2.36%	35,403	1.56%
Advisors	52,725	3.52%	77,725	3.42%
Employee Option Pool	0	0.00%	500,000	21.99%
Crowdfunding Investors 1	0	0.00%	249,000	10.95%
Crowdfunding Investors 2**	0	0.00%	0	0.00%
Future Investors	0	0.00%	0	0.00%
Total Number of Shares	1,500,000	100.00%	2,274,000	100.00%
Price per share	$1.00		$1.00	
Company Valuation	**$1,500,000**		**$2,274,000**	

**funded for potential additional raise on Silicon Prairie

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors for Details

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See "Risk Factors"

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
Credit card debt totaling $4,300.00

25. What other exempt offerings has the issuer conducted within the past three years? :

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☒ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s)

since inception, if shorter:

ATTESTATION

I, Albert Vigil, confirm that the financials attached hereto have been reviewed by me and my team. I confirm that these historic financials attached hereto are accurate to the best of my knowledge.

DocuSigned by:

albert Vigil

FAC96D7DF0BB49A

Albert Vigil, CEO

Security Ride, LLC
14853 Towne Lake Cir
Addison, TX 75001
(214)680-1886

March 6, 2021

Albert Vigil
14853 Towne Lake Cir
Addison, TX 75001

RE: Security Ride, LLC
      82-0627959
       Schedule K-1

Dear Shareholder:

Enclosed is your 2020 Schedule K-1 (Form 1120S), Shareholder's Share of
Income, Credits, Deductions, etc., which has been filed with the corporate
tax return of Security Ride, LLC.

The amounts reported to you on lines 1 through 17 of the Schedule K-1
represent your share of income, credits, deductions and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on your average stock ownership
percentage for the tax year. This percentage will not be your actual stock
ownership at the end of the taxable year if your percentage of ownership
changed during the tax year. The IRS uses codes on some lines of the
Schedule K-1 to identify the item and provide reporting information.

Should you have any questions regarding the information reported to you
on this Schedule K-1, please call.

Sincerely,

Security Ride, LLC

Security Ride, LLC
14853 Towne Lake Cir
Addison, TX 75001
(214)680-1886

March 6, 2021

Turaj "Tony" Belgameh
1602 Boyle Parkway
Allen, TX 75013

RE: Security Ride, LLC
       82-0627959
        Schedule K-1

Dear Shareholder:

Enclosed is your 2020 Schedule K-1 (Form 1120S), Shareholder's Share of
Income, Credits, Deductions, etc., which has been filed with the corporate
tax return of Security Ride, LLC.

The amounts reported to you on lines 1 through 17 of the Schedule K-1
represent your share of income, credits, deductions and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on your average stock ownership
percentage for the tax year. This percentage will not be your actual stock
ownership at the end of the taxable year if your percentage of ownership
changed during the tax year. The IRS uses codes on some lines of the
Schedule K-1 to identify the item and provide reporting information.

Should you have any questions regarding the information reported to you
on this Schedule K-1, please call.

Sincerely,

Security Ride, LLC

Security Ride, LLC
14853 Towne Lake Cir
Addison, TX 75001
(214)680-1886

March 6, 2021

Ernesto Baez
36*3400 Ridgewood
Montreal, Quebec, Canada H3V1C2

RE: Security Ride, LLC
      82-0627959
       Schedule K-1

Dear Shareholder:

Enclosed is your 2020 Schedule K-1 (Form 1120S), Shareholder's Share of
Income, Credits, Deductions, etc., which has been filed with the corporate
tax return of Security Ride, LLC.

The amounts reported to you on lines 1 through 17 of the Schedule K-1
represent your share of income, credits, deductions and other information
and must be reported on the appropriate lines of your income tax return.
Amounts were allocated to you based on your average stock ownership
percentage for the tax year. This percentage will not be your actual stock
ownership at the end of the taxable year if your percentage of ownership
changed during the tax year. The IRS uses codes on some lines of the
Schedule K-1 to identify the item and provide reporting information.

Should you have any questions regarding the information reported to you
on this Schedule K-1, please call.

Sincerely,

Security Ride, LLC

Security Ride, LLC
14853 Towne Lake Cir
Addison, TX 75001
(214)680-1886

March 6, 2021

Tracy Martin
20201 Mahogany Cir
Hagerstown, MD 21742

RE: Security Ride, LLC
       82-0627959
        Schedule K-1

Dear Shareholder:

Enclosed is your 2020 Schedule K-1 (Form 1120S), Shareholder's Share of Income, Credits, Deductions, etc., which has been filed with the corporate tax return of Security Ride, LLC.

The amounts reported to you on lines 1 through 17 of the Schedule K-1 represent your share of income, credits, deductions and other information and must be reported on the appropriate lines of your income tax return. Amounts were allocated to you based on your average stock ownership percentage for the tax year. This percentage will not be your actual stock ownership at the end of the taxable year if your percentage of ownership changed during the tax year. The IRS uses codes on some lines of the Schedule K-1 to identify the item and provide reporting information.

Should you have any questions regarding the information reported to you on this Schedule K-1, please call.

Sincerely,

Security Ride, LLC

Form **1120-S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

▶ **Do not file this form unless the corporation has filed or
is attaching Form 2553 to elect to be an S corporation.**
▶ Go to *www.irs.gov/Form1120S* for instructions and the latest information.

OMB No. 1545-0123

20**20**

For calendar year 2020 or tax year beginning _____ , 2020, ending _____ , 20 ___

A S election effective date 10/13/2016	**Name** Security Ride, LLC	**D** Employer identification number 82-0627959
B Business activity code number (see instructions) 485310	TYPE OR PRINT — Number, street, and room or suite no. If a P.O. box, see instructions. 14853 Towne Lake Cir	**E** Date incorporated 10/13/2016
C Check if Sch. M-3 attached ☐	City or town, state or province, country, and ZIP or foreign postal code Addison TX 75001	**F** Total assets (see instructions) $ 14,390.

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No   If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year . . . . ▶ 4

J Check if corporation: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income

1a	Gross receipts or sales	**1a** 45,523.	
b	Returns and allowances	**1b**	
c	Balance. Subtract line 1b from line 1a	**1c**	45,523.
2	Cost of goods sold (attach Form 1125-A)	**2**	883.
3	Gross profit. Subtract line 2 from line 1c	**3**	44,640.
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	**4**	
5	Other income (loss) (see instructions—attach statement)	**5**	
6	**Total income (loss).** Add lines 3 through 5 ▶	**6**	44,640.

Deductions (see instructions for limitations)

7	Compensation of officers (see instructions—attach Form 1125-E)	**7**	4,000.
8	Salaries and wages (less employment credits)	**8**	
9	Repairs and maintenance	**9**	
10	Bad debts	**10**	
11	Rents	**11**	360.
12	Taxes and licenses	**12**	785.
13	Interest (see instructions)	**13**	30.
14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	**14**	
15	Depletion **(Do not deduct oil and gas depletion.)**	**15**	
16	Advertising	**16**	8,829.
17	Pension, profit-sharing, etc., plans	**17**	
18	Employee benefit programs	**18**	
19	Other deductions (attach statement) See Statement	**19**	118,895.
20	**Total deductions.** Add lines 7 through 19 ▶	**20**	132,899.
21	**Ordinary business income (loss).** Subtract line 20 from line 6	**21**	-88,259.

Tax and Payments

22a	Excess net passive income or LIFO recapture tax (see instructions)	**22a**		
b	Tax from Schedule D (Form 1120-S)	**22b**		
c	Add lines 22a and 22b (see instructions for additional taxes)		**22c**	
23a	2020 estimated tax payments and 2019 overpayment credited to 2020	**23a**		
b	Tax deposited with Form 7004	**23b**		
c	Credit for federal tax paid on fuels (attach Form 4136)	**23c**		
d	Reserved for future use	**23d**		
e	Add lines 23a through 23d		**23e**	
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐		**24**	
25	**Amount owed.** If line 23e is smaller than the total of lines 22c and 24, enter amount owed		**25**	
26	**Overpayment.** If line 23e is larger than the total of lines 22c and 24, enter amount overpaid		**26**	
27	Enter amount from line 26: **Credited to 2021 estimated tax** ▶ _____ **Refunded** ▶		**27**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ Signature of officer _____   Date 03/06/2021   ▶ Title CEO

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name ▶ Self-Prepared   Firm's EIN ▶

Firm's address ▶   Phone no.

For Paperwork Reduction Act Notice, see separate instructions. BAA

REV 03/02/21 TTBIZ

Form **1120-S** (2020)

Schedule B	Other Information (see instructions)		

		Yes	No

1   Check accounting method: **a**   ☒ Cash   **b**   ☐ Accrual

                    c   ☐ Other (specify) ▶ _____

2   See the instructions and enter the:

     a Business activity ▶   <u>Other Service</u>   **b** Product or service ▶ <u>Automobile sales, repair and brokerage services</u>

3   At any time during the tax year, was any shareholder of the corporation a disregarded entity, a trust, an estate, or a nominee or similar person? If "Yes," attach Schedule B-1, Information on Certain Shareholders of an S Corporation . . | | ✕

4   At the end of the tax year, did the corporation:

     a   Own directly 20% or more, or own, directly or indirectly, 50% or more of the total stock issued and outstanding of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below . . . . | | ✕

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage of Stock Owned	(v) If Percentage in (iv) Is 100%, Enter the Date (if any) a Qualified Subchapter S Subsidiary Election Was Made

     b   Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below . . . . | | ✕

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

5a   At the end of the tax year, did the corporation have any outstanding shares of restricted stock? . . . . | | ✕

       If "Yes," complete lines (i) and (ii) below.

       (i)   Total shares of restricted stock   . . . . ▶ _____

       (ii)   Total shares of non-restricted stock . . . . ▶ _____

     b   At the end of the tax year, did the corporation have any outstanding stock options, warrants, or similar instruments? . | | ✕

       If "Yes," complete lines (i) and (ii) below.

       (i)   Total shares of stock outstanding at the end of the tax year   . ▶ _____

       (ii)   Total shares of stock outstanding if all instruments were executed ▶ _____

6   Has this corporation filed, or is it required to file, **Form 8918,** Material Advisor Disclosure Statement, to provide information on any reportable transaction?   . . . . | | ✕

7   Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ▶ ☐

     If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

8   If the corporation **(a)** was a C corporation before it elected to be an S corporation **or** the corporation acquired an asset with a basis determined by reference to the basis of the asset (or the basis of any other property) in the hands of a C corporation, **and (b)** has net unrealized built-in gain in excess of the net recognized built-in gain from prior years, enter the net unrealized built-in gain reduced by net recognized built-in gain from prior years. See instructions . . . . . . ▶ $ _____

9   Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions . . . . | | ✕

10   Does the corporation satisfy one or more of the following? See instructions   . . . . | | ✕

     a   The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.

     b   The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.

     c   The corporation is a tax shelter and the corporation has business interest expense.

       If "Yes," complete and attach Form 8990.

11   Does the corporation satisfy **both** of the following conditions?   . . . . | ✕ |

     a   The corporation's total receipts (see instructions) for the tax year were less than $250,000.

     b   The corporation's total assets at the end of the tax year were less than $250,000.

       If "Yes," the corporation is not required to complete Schedules L and M-1.

Schedule B	Other Information (see instructions) *(continued)*	Yes	No

12	During the tax year, did the corporation have any non-shareholder debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		×
	If "Yes," enter the amount of principal reduction . . . . ▶ $_____		
13	During the tax year, was a qualified subchapter S subsidiary election terminated or revoked? If "Yes," see instructions .		×
14a	Did the corporation make any payments in 2020 that would require it to file Form(s) 1099?		×
b	If "Yes," did the corporation file or will it file required Form(s) 1099?		
15	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		×
	If "Yes," enter the amount from Form 8996, line 15 . . . . ▶ $		

Schedule K	Shareholders' Pro Rata Share Items		Total amount

Income (Loss)	**1**	Ordinary business income (loss) (page 1, line 21)	**1**		−88,259.
	2	Net rental real estate income (loss) (attach Form 8825)	**2**		
	3a	Other gross rental income (loss)	**3a**		
	b	Expenses from other rental activities (attach statement)	**3b**		
	c	Other net rental income (loss). Subtract line 3b from line 3a	**3c**		
	4	Interest income	**4**		
	5	Dividends: **a** Ordinary dividends	**5a**		
		b Qualified dividends	**5b**		
	6	Royalties	**6**		
	7	Net short-term capital gain (loss) (attach Schedule D (Form 1120-S))	**7**		
	8a	Net long-term capital gain (loss) (attach Schedule D (Form 1120-S))	**8a**		
	b	Collectibles (28%) gain (loss)	**8b**		
	c	Unrecaptured section 1250 gain (attach statement)	**8c**		
	9	Net section 1231 gain (loss) (attach Form 4797)	**9**		
	10	Other income (loss) (see instructions) . . . Type ▶	**10**		
Deductions	**11**	Section 179 deduction (attach Form 4562)	**11**		
	12a	Charitable contributions	**12a**		
	b	Investment interest expense	**12b**		
	c	Section 59(e)(2) expenditures . . . . . . Type ▶ _____	**12c**		
	d	Other deductions (see instructions) . . . . Type ▶	**12d**		
Credits	**13a**	Low-income housing credit (section 42(j)(5))	**13a**		
	b	Low-income housing credit (other)	**13b**		
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable) . .	**13c**		
	d	Other rental real estate credits (see instructions) Type ▶ _____	**13d**		
	e	Other rental credits (see instructions) . . . Type ▶ _____	**13e**		
	f	Biofuel producer credit (attach Form 6478)	**13f**		
	g	Other credits (see instructions) . . . . . Type ▶	**13g**		
Foreign Transactions	**14a**	Name of country or U.S. possession ▶ _____			
	b	Gross income from all sources	**14b**		
	c	Gross income sourced at shareholder level	**14c**		
		Foreign gross income sourced at corporate level			
	d	Reserved for future use	**14d**		
	e	Foreign branch category	**14e**		
	f	Passive category	**14f**		
	g	General category	**14g**		
	h	Other (attach statement)	**14h**		
		Deductions allocated and apportioned at shareholder level			
	i	Interest expense	**14i**		
	j	Other	**14j**		
		Deductions allocated and apportioned at corporate level to foreign source income			
	k	Reserved for future use	**14k**		
	l	Foreign branch category	**14l**		
	m	Passive category	**14m**		
	n	General category	**14n**		
	o	Other (attach statement)	**14o**		
		Other information			
	p	Total foreign taxes (check one): ☐ Paid ☐ Accrued . . . . ▶	**14p**		
	q	Reduction in taxes available for credit (attach statement)	**14q**		
	r	Other foreign tax information (attach statement)			

Schedule K		Shareholders' Pro Rata Share Items *(continued)*		Total amount

Alternative Minimum Tax (AMT) Items	**15a**	Post-1986 depreciation adjustment	**15a**	
	b	Adjusted gain or loss	**15b**	
	c	Depletion (other than oil and gas)	**15c**	
	d	Oil, gas, and geothermal properties—gross income	**15d**	
	e	Oil, gas, and geothermal properties—deductions	**15e**	
	f	Other AMT items (attach statement)	**15f**	
Items Affecting Shareholder Basis	**16a**	Tax-exempt interest income	**16a**	
	b	Other tax-exempt income	**16b**	
	c	Nondeductible expenses	**16c**	
	d	Distributions (attach statement if required) (see instructions)	**16d**	
	e	Repayment of loans from shareholders	**16e**	
Other Information	**17a**	Investment income	**17a**	
	b	Investment expenses	**17b**	
	c	Dividend distributions paid from accumulated earnings and profits	**17c**	0.
	d	Other items and amounts (attach statement) See Sch K, Line 17d(I) Stmt		
Reconciliation	**18**	**Income (loss) reconciliation.** Combine the amounts on lines 1 through 10 in the far right column. From the result, subtract the sum of the amounts on lines 11 through 12d and 14p .	**18**	–88,259.

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash				
2a	Trade notes and accounts receivable . . .				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions) . .				
6	Other current assets (attach statement) . . .				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement) . . .				
10a	Buildings and other depreciable assets . . .				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement) . .				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock				
23	Additional paid-in capital				
24	Retained earnings				
25	Adjustments to shareholders' equity (attach statement)				
26	Less cost of treasury stock		( )		( )
27	Total liabilities and shareholders' equity . .				

Schedule M-1	Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		**5**	Income recorded on books this year not included on Schedule K, lines 1 through 10 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 4, 5a, 6, 7, 8a, 9, and 10, not recorded on books this year (itemize) _____		**a**	Tax-exempt interest $ _____	
3	Expenses recorded on books this year not included on Schedule K, lines 1 through 12 and 14p (itemize):		**6**	Deductions included on Schedule K, lines 1 through 12 and 14p, not charged against book income this year (itemize):	
a	Depreciation $ _____		**a**	Depreciation $ _____	
b	Travel and entertainment $ _____		**7**	Add lines 5 and 6	
4	Add lines 1 through 3		**8**	Income (loss) (Schedule K, line 18). Subtract line 7 from line 4	

Schedule M-2	Analysis of Accumulated Adjustments Account, Shareholders' Undistributed Taxable Income Previously Taxed, Accumulated Earnings and Profits, and Other Adjustments Account (see instructions)

		(a) Accumulated adjustments account	(b) Shareholders' undistributed taxable income previously taxed	(c) Accumulated earnings and profits	(d) Other adjustments account
1	Balance at beginning of tax year				
2	Ordinary income from page 1, line 21 . . .				
3	Other additions				
4	Loss from page 1, line 21	( )			
5	Other reductions	( )			( )
6	Combine lines 1 through 5				
7	Distributions				
8	Balance at end of tax year. Subtract line 7 from line 6				

REV 03/02/21 TTBIZ

Form **1120-S** (2020)

Form **1125-A**

(Rev. November 2018)

Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

► **Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.**
► **Go to** *www.irs.gov/Form1125A* **for the latest information.**

OMB No. 1545-0123

Name	Employer identification number
Security Ride, LLC	82-0627959

1	Inventory at beginning of year	**1**	
2	Purchases	**2**	
3	Cost of labor	**3**	883
4	Additional section 263A costs (attach schedule)	**4**	
5	Other costs (attach schedule)	**5**	
6	**Total.** Add lines 1 through 5	**6**	883
7	Inventory at end of year	**7**	
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return. See instructions	**8**	883

9a Check all methods used for valuing closing inventory:

(i) ☐ Cost

(ii) ☐ Lower of cost or market

(iii) ☐ Other (Specify method used and attach explanation.) ► _____

b Check if there was a writedown of subnormal goods ► ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ► ☐

d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO **9d**

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☐ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

---

Section references are to the Internal Revenue Code unless otherwise noted.

What's New

Small business taxpayers. For tax years beginning after December 31, 2017, the following apply.

• A small business taxpayer (defined below), may use a method of accounting for inventories that either: (1) treats inventories as nonincidental materials and supplies, or (2) conforms to the taxpayer's financial accounting treatment of inventories.

• A small business taxpayer is not required to capitalize costs under section 263A.

General Instructions

Purpose of Form

Use Form 1125-A to calculate and deduct cost of goods sold for certain entities.

Who Must File

Filers of Form 1120, 1120-C, 1120-F, 1120S, or 1065, must complete and attach Form 1125-A if the applicable entity reports a deduction for cost of goods sold.

Inventories

Generally, inventories are required at the beginning and end of each tax year if the production, purchase, or sale of

merchandise is an income-producing factor. See Regulations section 1.471-1. If inventories are required, you generally must use an accrual method of accounting for sales and purchases of inventory items.

Exception for certain taxpayers. A small business taxpayer (defined below), can adopt or change its accounting method to account for inventories in the same manner as material and supplies that are non-incidental, or conform to its treatment of inventories in an applicable financial statement (as defined in section 451(b)(3)), or if it does not have an applicable financial statement, the method of accounting used in its books and records prepared in accordance with its accounting procedures. See section 471(c)(3).

A small business taxpayer claiming exemption from the requirement to keep inventories is changing its method of accounting for purposes of section 481. For additional guidance on this method of accounting, see Pub. 538, Accounting Periods and Methods. For guidance on changing to this method of accounting, see Form 3115 and the Instructions for Form 3115.

Small business taxpayer. A small business taxpayer is a taxpayer that (a) has average annual gross receipts of $25 million or less (indexed for inflation) for the 3 prior tax years, and (b) is not a tax shelter (as defined in section 448(d)(3)). See Pub. 538.

Uniform capitalization rules. The uniform capitalization rules of section 263A generally require you to capitalize, or include in inventory, certain costs incurred in connection with the following.

• The production of real property and tangible personal property held in inventory or held for sale in the ordinary course of business.

• Real property or personal property (tangible and intangible) acquired for resale.

• The production of real property and tangible personal property for use in its trade or business or in an activity engaged in for profit.

A small business taxpayer (defined above) is not required to capitalize costs under section 263A. See section 263A(i).

See the discussion on section 263A uniform capitalization rules in the instructions for your tax return before completing Form 1125-A. Also see Regulations sections 1.263A-1 through 1.263A-3. See Regulations section 1.263A-4 for rules for property produced in a farming business.

REV 03/02/21 TTBIZ Form **1125-A** (Rev. 11-2018)

Schedule K-1
(Form 1120-S)

Department of the Treasury
Internal Revenue Service

For calendar year 2020, or tax year

beginning / / 2020 ending / /

2020

Shareholder's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

671120

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Part III	**Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items**

1	Ordinary business income (loss)	13	Credits
	−40,065.		
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	14	Foreign transactions
6	Royalties		
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)		
10	Other income (loss)	15	Alternative minimum tax (AMT) items
11	Section 179 deduction	16	Items affecting shareholder basis
12	Other deductions		
		17	Other information
		V *	STMT

Part I Information About the Corporation

A Corporation's employer identification number
82-0627959

B Corporation's name, address, city, state, and ZIP code
Security Ride, LLC

14853 Towne Lake Cir
Addison TX 75001

C IRS Center where corporation filed return
Ogden, UT 84201-0013

Part II Information About the Shareholder

D Shareholder's identifying number
545-56-2788

E Shareholder's name, address, city, state, and ZIP code
Albert Vigil

14853 Towne Lake Cir
Addison TX 75001

F Current year allocation percentage . . .   45.39454 %

G Shareholder's number of shares
Beginning of tax year   45
End of tax year   45

H Loans from shareholder
Beginning of tax year . . . . . . $ _____
End of tax year . . . . $ _____

For IRS Use Only

18 ☐ More than one activity for at-risk purposes*
19 ☐ More than one activity for passive activity purposes*

* See attached statement for additional information.

Statement A—QBI Pass-through Entity Reporting

Corporation's name: Security Ride, LLC			Corporation's EIN: 82-0627959
Shareholder's name: Albert Vigil		Shareholder's identifying no: 545-56-2788	

Shareholder's share of:		1120S, Line 21 ☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to shareholder-specific determinations:				
	Ordinary business income (loss)	–40,065.		
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages		2,216.		
UBIA of qualified property				
Section 199A dividends				

Statement A—QBI Pass-through Entity Reporting

Corporation's name:			Corporation's EIN:
Shareholder's name:		Shareholder's identifying no:	

Shareholder's share of:		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to shareholder-specific determinations:				
	Ordinary business income (loss)			
	Rental income (loss)			
	Royalty income (loss)			
	Section 1231 gain (loss)			
	Other income (loss)			
	Section 179 deduction			
	Other deductions			
W-2 wages				
UBIA of qualified property				
Section 199A dividends				

Schedule K-1
(Form 1120-S)
Department of the Treasury
Internal Revenue Service

2020

For calendar year 2020, or tax year

beginning / / 2020   ending / /

671120

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Shareholder's Share of Income, Deductions, Credits, etc.   ▶ See separate instructions.

Part III	**Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items**		
1 Ordinary business income (loss)	−40,065.	**13**	Credits
2 Net rental real estate income (loss)			
3 Other net rental income (loss)			
4 Interest income			
5a Ordinary dividends			
5b Qualified dividends		**14**	Foreign transactions
6 Royalties			
7 Net short-term capital gain (loss)			
8a Net long-term capital gain (loss)			
8b Collectibles (28%) gain (loss)			
8c Unrecaptured section 1250 gain			
9 Net section 1231 gain (loss)			
10 Other income (loss)		**15**	Alternative minimum tax (AMT) items
11 Section 179 deduction		**16**	Items affecting shareholder basis
12 Other deductions			
		17	Other information
		V *	STMT

Part I   Information About the Corporation

A Corporation's employer identification number
82-0627959

B Corporation's name, address, city, state, and ZIP code
Security Ride, LLC

14853 Towne Lake Cir
Addison TX 75001

C IRS Center where corporation filed return
Ogden, UT 84201-0013

Part II   Information About the Shareholder

D Shareholder's identifying number
624-76-9177

E Shareholder's name, address, city, state, and ZIP code
Turaj "Tony" Belgameh

1602 Boyle Parkway
Allen TX 75013

F Current year allocation percentage . . .   45.39454 %

G Shareholder's number of shares
Beginning of tax year   45
End of tax year   45

H Loans from shareholder
Beginning of tax year   . . . . . $ _____
End of tax year   . . . . . . $ _____

18 ☐ More than one activity for at-risk purposes*
19 ☐ More than one activity for passive activity purposes*

*** See attached statement for additional information.**

For IRS Use Only

Statement A—QBI Pass-through Entity Reporting

Corporation's name: Security Ride, LLC		Corporation's EIN: 82-0627959
Shareholder's name: Turaj "Tony" Belgameh	Shareholder's identifying no: 624-76-9177	

	1120S, Line 21		
	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
Shareholder's share of:			
QBI or qualified PTP items subject to shareholder-specific determinations:			
Ordinary business income (loss)	-40,065.		
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages	2,217.		
UBIA of qualified property			
Section 199A dividends			

Statement A—QBI Pass-through Entity Reporting

Corporation's name:		Corporation's EIN:
Shareholder's name:	Shareholder's identifying no:	

	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
Shareholder's share of:			
QBI or qualified PTP items subject to shareholder-specific determinations:			
Ordinary business income (loss)			
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages			
UBIA of qualified property			
Section 199A dividends			

Schedule K-1
(Form 1120-S)
Department of the Treasury
Internal Revenue Service

2020

For calendar year 2020, or tax year

beginning / / 2020 ending / /

671120

☐ Final K-1   ☐ Amended K-1   OMB No. 1545-0123

Shareholder's Share of Income, Deductions, Credits, etc.
▶ See separate instructions.

Part III	**Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items**

1 Ordinary business income (loss) −6,108.	**13** Credits
2 Net rental real estate income (loss)	
3 Other net rental income (loss)	
4 Interest income	
5a Ordinary dividends	
5b Qualified dividends	**14** Foreign transactions
6 Royalties	
7 Net short-term capital gain (loss)	
8a Net long-term capital gain (loss)	
8b Collectibles (28%) gain (loss)	
8c Unrecaptured section 1250 gain	
9 Net section 1231 gain (loss)	
10 Other income (loss)	**15** Alternative minimum tax (AMT) items
11 Section 179 deduction	**16** Items affecting shareholder basis
12 Other deductions	
	17 Other information V * STMT

Part I Information About the Corporation

A Corporation's employer identification number
82-0627959

B Corporation's name, address, city, state, and ZIP code
Security Ride, LLC

14853 Towne Lake Cir
Addison TX 75001

C IRS Center where corporation filed return
Ogden, UT 84201-0013

Part II Information About the Shareholder

D Shareholder's identifying number
314-46-3829

E Shareholder's name, address, city, state, and ZIP code
Ernesto Baez

36*3400 Ridgewood
Montreal Quebec CA H3V1C2

F Current year allocation percentage . . .   6.92069 %

G Shareholder's number of shares
Beginning of tax year   7
End of tax year   7

H Loans from shareholder
Beginning of tax year . . . . . $
End of tax year . . . . . . $

For IRS Use Only

18 ☐ More than one activity for at-risk purposes*
19 ☐ More than one activity for passive activity purposes*

* See attached statement for additional information.

Statement A—QBI Pass-through Entity Reporting

Corporation's name: Security Ride, LLC		Corporation's EIN: 82-0627959
Shareholder's name: Ernesto Baez		Shareholder's identifying no: 314-46-3829

Shareholder's share of:	1120S, Line 21 ☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to shareholder-specific determinations:			
Ordinary business income (loss)	−6,108.		
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages.	338.		
UBIA of qualified property			
Section 199A dividends			

Statement A—QBI Pass-through Entity Reporting

Corporation's name:		Corporation's EIN:
Shareholder's name:		Shareholder's identifying no:

Shareholder's share of:	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to shareholder-specific determinations:			
Ordinary business income (loss)			
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages.			
UBIA of qualified property			
Section 199A dividends			

671120

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Schedule K-1 (Form 1120-S) 2020

Department of the Treasury
Internal Revenue Service

For calendar year 2020, or tax year

beginning / / 2020 ending / /

Shareholder's Share of Income, Deductions, Credits, etc.

▶ See separate instructions.

Part I Information About the Corporation

A Corporation's employer identification number
82-0627959

B Corporation's name, address, city, state, and ZIP code
Security Ride, LLC

14853 Towne Lake Cir
Addison TX 75001

C IRS Center where corporation filed return
Ogden, UT 84201-0013

Part II Information About the Shareholder

D Shareholder's identifying number
553-92-5779

E Shareholder's name, address, city, state, and ZIP code
Tracy Martin

20201 Mahogany Cir
Hagerstown MD 21742

F Current year allocation percentage . . . 2.29023 %

G Shareholder's number of shares
Beginning of tax year 2
End of tax year 2

H Loans from shareholder
Beginning of tax year . . . . . . $
End of tax year . . . . $

For IRS Use Only

Part III Shareholder's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) -2,021.	13	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)		
4	Interest income		
5a	Ordinary dividends		
5b	Qualified dividends	14	Foreign transactions
6	Royalties		
7	Net short-term capital gain (loss)		
8a	Net long-term capital gain (loss)		
8b	Collectibles (28%) gain (loss)		
8c	Unrecaptured section 1250 gain		
9	Net section 1231 gain (loss)		
10	Other income (loss)	15	Alternative minimum tax (AMT) items
11	Section 179 deduction	16	Items affecting shareholder basis
12	Other deductions		
		17	Other information
		V *	STMT

18 ☐ More than one activity for at-risk purposes*
19 ☐ More than one activity for passive activity purposes*

* See attached statement for additional information.

Statement A—QBI Pass-through Entity Reporting

Corporation's name: Security Ride, LLC		Corporation's EIN: 82-0627959	
Shareholder's name: Tracy Martin		Shareholder's identifying no: 553-92-5779	

	1120S, Line 21		
Shareholder's share of:	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to shareholder-specific determinations:			
Ordinary business income (loss)	–2,021.		
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages	112.		
UBIA of qualified property			
Section 199A dividends			

Statement A—QBI Pass-through Entity Reporting

Corporation's name:		Corporation's EIN:	
Shareholder's name:		Shareholder's identifying no:	

Shareholder's share of:	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to shareholder-specific determinations:			
Ordinary business income (loss)			
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages			
UBIA of qualified property			
Section 199A dividends			

Form **8453-S**

Department of the Treasury
Internal Revenue Service

U.S. S Corporation Income Tax Declaration
for an IRS *e-file* Return

► File electronically with the corporation's tax return. (Don't file paper copies.)
► Go to *www.irs.gov/Form8453S* for the latest information.

For calendar year 2020, or tax year beginning _____ , 2020, and ending _____ , 20 ____ .

OMB No. 1545-0123

2020

Name of corporation	Employer identification number
Security Ride, LLC	82-0627959

Part I — Tax Return Information (whole dollars only)

1	Gross receipts or sales less returns and allowances (Form 1120-S, line 1c)	1	45,523.
2	Gross profit (Form 1120-S, line 3)	2	44,640.
3	Ordinary business income (loss) (Form 1120-S, line 21)	3	-88,259.
4	Net rental real estate income (loss) (Form 1120-S, Schedule K, line 2)	4	
5	Income (loss) reconciliation (Form 1120-S, Schedule K, line 18)	5	-88,259.

Part II — Declaration of Officer (see instructions) Be sure to keep a copy of the corporation's tax return.

6a ☐ I consent that the corporation's refund be directly deposited as designated on the **Form 8050,** Direct Deposit of Corporate Tax Refund, that will be electronically transmitted with the corporation's 2020 federal income tax return.

b ☒ I do not want direct deposit of the corporation's refund **or** the corporation is not receiving a refund.

c ☐ I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment.

If the corporation is filing a balance due return, I understand that if the IRS doesn't receive full and timely payment of its tax liability, the corporation will remain liable for the tax liability and all applicable interest and penalties.

Under penalties of perjury, I declare that I'm an officer of the above corporation and that the information I've given my electronic return originator (ERO), transmitter, and/or intermediate service provider (ISP) and the amounts in Part I above agree with the amounts on the corresponding lines of the corporation's 2020 federal income tax return. To the best of my knowledge and belief, the corporation's return is true, correct, and complete. I consent to my ERO, transmitter, and/or ISP sending the corporation's return, this declaration, and accompanying schedules and statements to the IRS. I also consent to the IRS sending my ERO, transmitter, and/or ISP an acknowledgement of receipt of transmission and an indication of whether or not the corporation's return is accepted and, if rejected, the reason(s) for the rejection. If the processing of the corporation's return or refund is delayed, I authorize the IRS to disclose to my ERO, transmitter, and/or ISP the reason(s) for the delay, or when the refund was sent.

Sign Here

►		03/06/21	►	CEO
	Signature of officer	Date		Title

Part III — Declaration of Electronic Return Originator (ERO) and Paid Preparer (see instructions)

I declare that I've reviewed the above corporation's return and that the entries on Form 8453-S are complete and correct to the best of my knowledge. If I'm only a collector, I'm not responsible for reviewing the return and only declare that this form accurately reflects the data on the return. The corporate officer will have signed this form before I submit the return. I'll give the officer a copy of all forms and information to be filed with the IRS, and I've followed all other requirements in **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns. If I'm also the Paid Preparer, under penalties of perjury I declare that I've examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This Paid Preparer declaration is based on all information of which I've any knowledge.

ERO's Use Only

ERO's signature ►	Date	Check if also paid preparer ☐	Check if self-employed ☐	ERO's SSN or PTIN
Firm's name (or yours if self-employed), address, and ZIP code ►			EIN	
			Phone no.	

Under penalties of perjury, I declare that I've examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This declaration is based on all information of which I've any knowledge.

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check if self-employed ☐	PTIN
Firm's name ►			Firm's EIN ►	
Firm's address ►			Phone no.	

For Privacy Act and Paperwork Reduction Act Notice, see instructions.

BAA

REV 03/02/21 TTBIZ

Form **8453-S** (2020)

Form 1120S   **S Corporation**   **2020**
Five Year Tax History

► Keep for your records

Name	Employer Identification Number
Security Ride, LLC	82-0627959

		2016	2017	2018	2019	2020
1	Gross receipts . . .			1,259.	1,059.	45,523.
2	Cost of sales					883.
3	Gross profit			1,259.	1,059.	44,640.
4	Net 4797 gain (loss)					
5	Other income (loss)			1,080.		
6	Total income (loss)			2,339.	1,059.	44,640.
7	Salaries					
8	Depreciation					
9	Other deductions .		42,057.	66,624.	98,110.	132,899.
10	Total deductions		-42,057.	-66,624.	-98,110.	-132,899.
11	Business income .		-42,057.	-64,285.	-97,051.	-88,259.
12	Passive investment income					
13	Passive investment expense					
14	Net passive investment income					
15	Excess net passive income tax					
16	Tax from Schedule D					
17	Additional taxes . .					
18	Tax liability					
19	Tax return preparation fee . . .					

SPSW2301.SCR 08/24/20

Form 1120S **199A Statement A Summary** 2020

QuickZoom to Other Copy ____________

Corporation's Name: Security Ride, LLC Corporation's EIN: 82-0627959

	1120S, Line 21 ☐ PTP ☐ Aggregated ☐ SSTB		☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
Shareholder's share of: QBI or qualified PTP items subject to shareholder-specific determinations:				
Ordinary business inc (loss)		-88,259.		
Rental income (loss)				
Royalty income (loss)				
Section 1231 gain (loss)				
Other income (loss)				
Section 179 deduction				
Other deductions				
W-2 wages		4,883.		
UBIA of qualified property				
Section 199A dividends				

Corporation's Name: _____ Corporation's EIN: _____

	□ PTP □ Aggregated □ SSTB	□ PTP □ Aggregated □ SSTB	□ PTP □ Aggregated □ SSTB

Shareholder's share of:
QBI or qualified PTP items subject to shareholder-specific determinations:

Ordinary business inc (loss) .			
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss) . . .			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages			
UBIA of qualified property . . .			
Section 199A dividends			

spsw9907.SCR   12/14/19

199A Worksheet by Activity

2020

► Keep for your records

Corporation's name	Corporation's EIN
Security Ride, LLC	82-0627959

QuickZoom to 199A Summary . . . . ► _____

Aggregation Code: ___

Trade or Business: 1120S, Line 21
EIN: 82-0627959

Is this activity a qualified trade/business? . . . . [X] Yes [ ] No
Specified Service Trade or Business? . . . . [ ] Yes [X] No

QBI or qualified PTP items subject to shareholder-specific determinations:

1 a Ordinary business income (loss) . . . . **1 a**	-88,259.		
b Adjustments . . . . **b**			
c Adjusted ordinary business income (loss)		**1 c**	-88,259.
2 a Rental income (loss) . . . . **2 a**			
b Adjustments . . . . **b**			
c Adjusted rental income (loss)		**2 c**	
3 a Royalty income (loss) . . . . **3 a**			
b Adjustments . . . . **b**			
c Adjusted royalty income (loss)		**3 c**	
4 a Section 1231 gain (loss) . . . . **4 a**			
b Adjustments . . . . **b**			
c Adjusted section 1231 gain (loss)		**4 c**	
5 Other income (loss) **5**			
6 a Section 179 deduction . . . . **6 a**			
b Adjustments . . . . **b**			
c Adjusted section 179 deduction		**6 c**	
7 Other deductions **7**			
8 a W-2 wages . . . . **8 a**	4,883.		
b Adjustments . . . . **b**			
c Adjusted W-2 Wages		**8 c**	4,883.
9 a UBIA of qualified property . . . . **9 a**			
b Adjustments . . . . **b**			
c Adjusted UBIA of qualified property		**9 c**	

Section 179 Carryover Detail for this Activity

	Section 179 Regular Tax	Section 179 QBI
Tentative Section 179 deduction from current year assets		
Part I: Prior Year Carryovers by Year and Category		
A Before 2018		0.
B 2018		
C 2019		
Total prior year carryovers to this year		

Part II: 179 Deduction Allowed by Year and Category	Section 179 Regular Tax	Section 179 QBI
Total 179 deduction allowed for this activity in current year		
A Amount allowed from 2020		
B Amount allowed from before 2018		
C Amount allowed from 2018		
D Amount allowed from 2019		

Part III: Total Carryforward to 2021 by Year and Category	Section 179 Regular Tax	Section 179 QBI
A Carryforward from 2020		
B Carryforward from before 2018		
C Carryforward from 2018		
D Carryforward from 2019		
Total carryforward to next year		

Form 1120S
Schedule L

Accumulated Depreciation, Amortization and Depletion Worksheet

► Keep for your records

2020

Name as Shown on Return	Identification Number
Security Ride, LLC	82-0627959

Book Accumulated Depreciation, Amortization and Depletion

	Depreciation
Beginning balance (From Schedule L, column a, line 10b)	
Current book expense	
Less accumulated - assets sold	
Less accumulated - assets retired	
Ending balance (To Schedule L, column c, line 10b)	
Check to enter on Balance Sheet ► X Yes ☐ No	

	Amortization
Beginning balance (From Schedule L, column a, line 13b)	
Current book expense	
Less accumulated - assets sold	
Less accumulated - assets retired	
Ending balance (To Schedule L, column c, line 13b)	
Check to enter on Balance Sheet ► X Yes ☐ No	

	Depletion
Beginning balance (From Schedule L, column a, line 11b)	
Current book expense	
Less accumulated - assets sold	
Less accumulated - assets retired	
Ending balance (To Schedule L, column c, line 11b)	
Check to enter on Balance Sheet ► X Yes ☐ No	

Total Depreciation, Amortization, and Land Worksheet

	Depreciation
Beginning balance building/other assets	
Less assets sold	
Less assets retired	
Plus new assets	
Adjustments to ending buildings and other depreciable assets	
Ending balance building/other assets (To Schedule L, column c, line 10a)	
Check to enter on Balance Sheet ► X Yes ☐ No	

	Land
Beginning balance land assets	
Less land assets sold	
Less land assets retired	
Plus new land assets	
Adjustments to ending land assets	
Ending balance (To Schedule L, column d, line 12)	
Check to enter on Balance Sheet ► X Yes ☐ No	

	Amortization
Beginning balance intangible assets	
Less amortized assets sold	
Less amortized assets retired	
Plus new amortized assets	
Adjustments to amortized assets	
Ending balance (To Schedule L, column c, line 13a)	
Check to enter on Balance Sheet ► X Yes ☐ No	

2020 Federal Tax Return Summary

Important: Your taxes are not finished until all required steps are completed.



```
Security Ride, LLC
14853 Towne Lake Cir
Addison, TX 75001
```

Balance Due/ Refund	No payment is required with your Federal tax return (2020 Form 1120S, U.S. S Corporation Income Tax Return).
2020 Federal Tax Return Summary	No Refund or Amount Due $ 0.00
Forms Included	

Additional information from your 2020 US Form 1120S: Income Tax Return for S Corp

Form 1120S: S-Corporation Tax Return
Gross Sales   **Itemization Statement**

Description	Amount
Dealer Subscription	1,196.
Buyer Plan	280.
Car Detailijng	107.
Glass Replacement	4,885.
Locksmith	3,000.
Mechanical Repairs	19,308.
Odor Removal	85.
Oil Change	408.
Paintless Dent Repair	2,830.
Towing	8,834.
Upholstery Repair	3,170.
Window Tinting	620.
Mobile Services Sales	0.
Seller Consignment Sale	800.
Total	**45,523.**

Form 1120S: S-Corporation Tax Return
Other Deductions   **Continuation Statement**

Description	Amount
Accounting	380.
Automobile and truck expense	-176.
Bank charges	3,559.
Commissions	1,814.
Insurance	609.
Office expense	151.
Outside services/independent contractors	108,235.
Printing	19.
Supplies	141.
Telephone	4,163.
Total	118,895.

Form 1120S: S-Corporation Tax Return
Sch K, Line 17d(I), Other Items and Amounts   **Continuation Statement**

Code	Description	Amount
	** SEC 199A INFO: SEE STMT	
	** SEC 199A INFO: SEE STMT A	
	Total	

Form 1125-A: Cost of Goods Sold

Line 3   **Itemization Statement**

Description	Amount
Glass Replacement	257
Mechanical Repairs	626
Total	**883**

Form 1120S

Schedule K-1 Worksheet

2021

Name	Employer Identification No.
Security Ride, LLC	82-0627959

See Tax Help before entering Ownership Percentage or Number of Shares

Shareholder Information — **To Add/Edit/View a Shareholder, refer to tax help**

Shareholder No. 1

ID Number 545-56-2788 — Shareholder entity type I — Ownership % . . 47.11000

Name . . Albert Vigil — Go to Sch K-1 ►

Address . 14853 Towne Lake Cir — Name Control Vigi

2nd Line — No. of shares:

City. . . . Addison — State . . . . TX — Beg. of year. . . 45.39

ZIP Code 75001 — State of residency . . TX — End of year . . . 47.11

Foreign Province/State — Foreign Postal Code . .

Foreign Code . . . . — Foreign Country .

If shareholder is an officer, check box to transfer below information to Form 1125-E . . . . . . ☐

% time to business . . — % Comm Stock . — % Pref Stock . — Compensation

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not hold their interest in the ordinary course of their active trade/business. . . . . ☐

Shareholder No. . . . . .

ID Number — Shareholder entity type — Ownership % . . 52.89000

Name . . See Schedule K-1 Worksheet — Go to Sch K-1 ►

Address . — Name Control

2nd Line — No. of shares:

City. . . . — State . . . . — Beg. of year. . . 52.36

ZIP Code — State of residency . . — End of year . . . 52.89

Foreign Province/State — Foreign Postal Code . .

Foreign Code . . . . — Foreign Country .

If shareholder is an officer, check box to transfer below information to Form 1125-E . . . . . . ☐

% time to business . . — % Comm Stock . — % Pref Stock . — Compensation

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not hold their interest in the ordinary course of their active trade/business. . . . . ☐

Total number of K-1's . . . . ►	7
Total number of shareholders at year end (Enter total if more than one per K-1) . . . . ►	7
Total ownership percentage for the tax year . . . . ►	100.00000
Total number of shares:	
Beginning of year . . . . ►	93.07
End of year . . . . ►	100.00

Distributions from Schedule K Line 16d

If other than as calculated, change below

1	Albert Vigil	
2	Turaj "Tony" Belgameh	
3	Tracy Martin	
4	Philip Migicovsky	
5	Teri Leigh Gordon	
6	Faizan Anjum	
7	Beth Huddleston	

Total of above distributions. . . . .

Schedule K line 16d. . . . .

Additional information from your Schedule K-1 Worksheet

Schedule K-1 Worksheet

Schedule K-1 Worksheet   **Continuation Statement**

Shareholder No. 2

ID Number 624-76-9177   Shareholder entity type I   Ownership %. . 47.11000

Name . . Turaj "Tony" Belgameh   Go to Sch K-1 ►

Address . 1602 Boyle Parkway   Name Control   Belg

2nd Line   No. of shares:

City. . . . Allen   State . . . . TX   Beg. of year . . 45.39

ZIP Code 75013   State of residency . . . TX   End of year . . . 47.11

Foreign Province/State   Foreign Postal Code . .

Foreign Code . . . .   Foreign Country .

If shareholder is an officer, check box to transfer below information to Form 1125-E. . . . . . . ☐

% time to business . .   % Comm Stock .   % Pref Stock . .   Compensation

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not

hold their interest in the ordinary course of their active trade/business . . . . ☐

Shareholder No. 3

ID Number 553-92-5779   Shareholder entity type I   Ownership %. . 1.10000

Name . . Tracy Martin   Go to Sch K-1 ►

Address . 20201 Mahogany Cir   Name Control   Mart

2nd Line   No. of shares:

City. . . . Hagerstown   State . . . . MD   Beg. of year . . 2.29

ZIP Code 21742   State of residency . . . MD   End of year . . . 1.10

Foreign Province/State   Foreign Postal Code . .

Foreign Code . . . .   Foreign Country .

If shareholder is an officer, check box to transfer below information to Form 1125-E. . . . . . . ☐

% time to business . .   % Comm Stock .   % Pref Stock . .   Compensation

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not

hold their interest in the ordinary course of their active trade/business . . . . ☐

Shareholder No. 4

ID Number 017-58-0433   Shareholder entity type I   Ownership %. . 0.83000

Name . . Philip Migicovsky   Go to Sch K-1 ►

Address . 7817 Element Ave   Name Control   Migi

2nd Line   No. of shares:

City. . . . Plano   State . . . . TX   Beg. of year . . 0.83

ZIP Code 75024   State of residency . . . TX   End of year . . . 0.83

Foreign Province/State   Foreign Postal Code . .

Foreign Code . . . .   Foreign Country .

If shareholder is an officer, check box to transfer below information to Form 1125-E. . . . . . . ☐

% time to business . .   % Comm Stock .   % Pref Stock . .   Compensation

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not

hold their interest in the ordinary course of their active trade/business . . . . ☐

Shareholder No. 5

ID Number 414-04-3555   Shareholder entity type I   Ownership %. . 1.51000

Name . . Teri Leigh Gordon   Go to Sch K-1 ►

Address . 13416 Tangleridge Lane   Name Control   Gord

2nd Line   No. of shares:

City. . . . Dalllas   State . . . . TX   Beg. of year . . 1.51

ZIP Code 75240   State of residency . . . TX   End of year . . . 1.51

Foreign Province/State   Foreign Postal Code . .

Foreign Code . . . .   Foreign Country .

If shareholder is an officer, check box to transfer below information to Form 1125-E. . . . . . . ☐

% time to business . .   % Comm Stock .   % Pref Stock . .   Compensation

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not

hold their interest in the ordinary course of their active trade/business . . . . ☐

Schedule K-1 Worksheet
Schedule K-1 Worksheet **Continuation Statement**

Shareholder No. 6

ID Number <u>FOREIGNUS</u>   Shareholder entity type <u>I</u>   Ownership %. . <u>1.28000</u>

Name . . <u>Faizan Anjum</u>   Go to Sch K-1 ►

Address . <u>3 Peter Vos Dr</u>   Name Control <u>Anju</u>

2nd Line   No. of shares:

City. . . . <u>Kitchener</u>   State . . . .   Beg. of year . . <u>1.28</u>

ZIP Code   State of residency . . .   End of year . . . <u>1.28</u>

Foreign Province/State   <u>Ontario</u>   Foreign Postal Code . . <u>N2P 0G1</u>

Foreign Code . . . . <u>CA</u>   Foreign Country . <u>Canada</u>

If shareholder is an officer, check box to transfer below information to Form 1125-E. . . . . . . ☐

% time to business. . _____ % Comm Stock . _____ % Pref Stock . _____ Compensation _____

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not

hold their interest in the ordinary course of their active trade/business . . . . ☐

Shareholder No. 7

ID Number <u>254-51-4763</u>   Shareholder entity type <u>I</u>   Ownership %. . <u>1.06000</u>

Name . . <u>Beth Huddleston</u>   Go to Sch K-1 ►

Address . <u>4818 Tremont St</u>   Name Control <u>Hudd</u>

2nd Line   No. of shares:

City. . . . <u>Dallas</u>   State . . . . <u>TX</u>   Beg. of year . . <u>1.06</u>

ZIP Code <u>75246</u>   State of residency . . . <u>TX</u>   End of year . . . <u>1.06</u>

Foreign Province/State   Foreign Postal Code . .

Foreign Code . . . . _____ Foreign Country .

If shareholder is an officer, check box to transfer below information to Form 1125-E. . . . . . . ☐

% time to business. . _____ % Comm Stock . _____ % Pref Stock . _____ Compensation _____

Information for Sch K-2: Check box if this is a less-than-10% shareholder that does not

hold their interest in the ordinary course of their active trade/business . . . . ☐

Total   <u>52.89000</u>

<u>52.36</u>
<u>52.89</u>

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No
      (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No
      (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or de-ceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.



Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300

Certificate of Formation
Limited Liability Company

Filed in the Office of the Secretary of State of Texas
Filing #: 802562518 10/13/2016
Document #: 694340870013
Image Generated Electronically for Web Filing

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

Security Cab, LLC

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
John Bryant

C. The business address of the registered agent and the registered office address is:

Street Address:
5915 Swiss Avenue Dallas TX 75214-75214

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☑ A. The limited liability company is to be managed by managers.

OR

☐ B. The limited liability company will not have managers. Management of the company is reserved to the members.

The names and addresses of the governing persons are set forth below:

Manager 1: **John Bryant**	Title: **Manager**
Address: **714 Fabrication Dallas Tx, USA 75212**	

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Organizer

The name and address of the organizer are set forth below.

John   Bryant

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

John Bryant

Signature of Organizer

FILING OFFICE COPY



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Rolando B. Pablos
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Security Ride, LLC
802562518

[formerly: Security Cab, LLC]

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 03/09/2017

Effective: 03/09/2017



Rolando B. Pablos
Secretary of State

Come visit us on the internet at http://www.sos.state.tx.us/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Renee Guerrero TID: 10303 Document: 721012730005

Form 401 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	 **Statement of Change of** **Registered Office/Agent**	This space reserved for office use.

Entity Information

1. The name of the entity is:

Security Ride, LLC
_____
State the name of the entity as currently shown in the records of the secretary of state.

2. The file number issued to the filing entity by the secretary of state is: 802562518

3. The name of the registered agent as currently shown on the records of the secretary of state is:

John Bryant
_____
Registered Agent Name

The address of the registered office as currently shown on the records of the secretary of state is:

5915 Swiss Avenue	Dallas	TX	75214
Street Address	City	State	Zip Code

Change to Registered Agent/Registered Office

4. The certificate of formation or registration is modified to change the registered agent and/or office of the filing entity as follows:

Registered Agent Change
(Complete either A or B, but not both. Also complete C if the address has changed.)

☐ A. The new registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☒ B. The new registered agent is an individual resident of the state whose name is:

Albert		Vigil	
First Name	M.I.	Last Name	Suffix

Registered Office Change

☒ C. The business address of the registered agent and the registered office address is changed to:

14853 Towne Lake Circle	Addison	TX	75001
Street Address (No P.O. Box)	City	State	Zip Code

The street address of the registered office as stated in this instrument is the same as the registered agent's business address.

Statement of Approval

The change specified in this statement has been authorized by the entity in the manner required by the BOC or in the manner required by the law governing the filing entity, as applicable.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: October 16, 2016

_____
Signature of authorized person

John Bryant
_____
Printed or typed name of authorized person (see instructions)

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

Security Ride, LLC

A MULTIPLE MEMBER MANAGED LIMITED LIABILITY COMPANY

ARTICLE I

Company Formation

1.1   FORMATION

Now exists, duly formed, and registered with the Texas Secretary of State on October 13 ,2016, the limited liability company, Security Ride, LLC ("Company"). The Members shall operate the Company accordance with the provisions of the laws of the State of Texas. This operating agreement is entered into and becomes effective as of its adoption by the members.

1.2   REGISTERED OFFICE AND AGENT

As of the effective date of this operating agreement, the registered office and agent for the Company, as disclosed to the Texas Secretary of State, is:

Albert Vigil,
14853 Towne Lake Cir
Addison, TX 75001

1.3   TERM

The Company will continue perpetually, unless:

(a) Members whose collective capital interests exceeds seventy-five (75) percent of issued membership interest vote for dissolution; or

(b) An event occurs which causes the Company's business to become unlawful; or

(c) Any other event occurs, causing the Company's dissolution under applicable state laws.

1.4   CONTINUANCE OF COMPANY

In the event of an occurrence described in ARTICLE 1.3(c), if there is at least one remaining Member(s), the remaining Member(s) have the right to continue the business of the Company.

1.5   BUSINESS PURPOSE

The Company may conduct any and all lawful business appropriate in carrying out the Company's objectives.

1.6   PRINCIPAL PLACE OF BUSINESS

As of the effective date of this operating agreement, the principal place of business for the Company is:

14853 Towne Lake Cir
Addison, TX 75001

1.7   THE MEMBERS

Members are the owners of the Company. The names and residential addresses of each member are listed in the Certification of Members section of this agreement.

1.8   ADMISSION OF ADDITIONAL MEMBERS

Additional members may be admitted to the Company through issuance of a new interest in the Company with the unanimous written consent of the Managing Members.

ARTICLE II
Capital Contributions

2.1   INITIAL CONTRIBUTIONS

The Members will contribute the Company's initial capital and the Company will record the amount each contributed.

2.2 ADDITIONAL CONTRIBUTIONS

Except as provided in ARTICLE 6.2, no Member is obligated to make any additional contribution to the Company's capital. Contributions may be in the form of cash, cash-equivalent, or labor hours. Equity will be awarded to Members based on relative contribution computed based on the formula Equity = points awarded to Member/ Total points awarded to all members. Each hour of labor for each member is equivalent to 100 points. Points earned by dollar or dollar-equivalent equivalent contribution are computed by multiplying by 4 the dollar or dollar-equivalent amount. The Managing Members responsible for accounting will distribute to all Members each month a document showing the then current equity position for each member.

ARTICLE III
Profits, Losses and Distributions

3.1 PROFITS/LOSSES

For financial accounting and tax purposes the Company's net profits or net losses will be determined on an annual basis. Profits and losses will be allocated to the Members in proportion to each Member's relative capital interest in the Company, and as amended in accordance with Treasury Regulation 1.704-1.

3.2 DISTRIBUTIONS

The Members may determine and distribute available funds annually or at more frequent intervals. "**Available funds**" means the Company's net cash after appropriate provision for expenses and liabilities, as determined by the Members. Distributions in liquidation of the Company or in liquidation of a Member's interest must be made in accordance with the positive capital account balances pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV
Management

4.1 MANAGEMENT OF THE BUSINESS

The management of the Company's business is vested in the duly appointed Managing Members, Albert Vigil and Turaj "Tony" Belgameh. The Managing Members are equal co-managers with primary areas of responsibility as described in ARTICLES 4.3.

4.2 MEMBERS. The liability of the Members is limited pursuant to applicable state law. From time to time, Members may take part in the control, management, direction, or operation of the Company's affairs. Only duly appointed Managing Members have the power to bind the Company. Legally binding agreements must be signed by all Managing Members unless by unanimous vote the Members grant one specific Managing Member authority to sign such a specific binding agreement.

(a) Any decision that involves a sale of the business, a loan, or the acquisition of another company, must have the unanimous consent of all Members.

(b) Albert Vigil, as the appointed Chief Executive Officer is responsible for daily decision making and management in his area of responsibility.

(c) If a Member disagrees with the decision taken by the Managing Members or proposed decision, said Member may call a vote to decide the course of action. A simple majority vote is necessary to take an action on behalf of the Company. The votes must be recorded in writing.

4.3 POWERS OF MANAGING MEMBERS

The Managing Members are authorized on the Company's behalf to make all decisions in accordance with ARTICLE 4.2 as to: (a) the sale, development, lease or other disposition of the Company's assets; (b) the purchase or acquisition of other assets; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Managing Members are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs.

4.4   DUTIES OF MEMBERS

Each Member has a duty as set forth in CERTIFICATION BY MEMBERS of this agreement.

(a) If a Member fails at his or her duties for a period of one-hundred, twenty (120) consecutive days, the Member will lose his or her Membership, but will retain the points earned under ARTICLE 2.2.   The start date of the failure must be documented.

(b) If a Member fails to do his or her duties for one-hundred, twenty (120) days out of any two-hundred, thirty-nine (239) day period, the Member will lose their Membership interest in accordance with this article. The dates of failure in question must be documented.

(c) If a Member receives a compliant as described above, the member must fulfill his or her established duties within fourteen (14) days.

(e) If there is dispute as to what any Member's duties are or if those duties are being fulfilled,; and the Members have gone through the dispute process outlined in section (a) through (c) of this article, the Members agree to enter into binding mediation or arbitration to decide if the Member's duties are being performed in compliance with the agreed duties as outlined in CERTIFICATION BY MEMBERS of this Agreement. If the Members fail to reach an agreement through arbitration or mediation, the Members in dispute agree to file a complaint in the appropriate Court to procure a decision as to the fulfillment of Members' duties. Upon a decision by the Court that a Member has failed to meet his or her duties, the Member will lose his or her Membership. A Member that no longer contributes may be replaced, but retains his earned points. As the remaining Members will continue to earn points, the relative equity of the departing Member will decrease, but will never reach zero.

4.5 DISPUTES OF MEMBERS

Disputes among Members will be decided by a super-majority vote of seventy-five (75%) percent of issued membership interests. A member has votes according to that Member's percent of ownership interest. (Example: 11% ownership equals 11 votes.) Such super-majority vote is necessary for an action to take place.

4.6 NOMINEE

Title to the Company's assets will be held in the Company's name or in the name of any nominee designated by the Managing Members. The Managing Members have power to enter into a nominee agreement with any person, and that agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.7 COMPANY INFORMATION

The Managing Members are responsible for must supply information regarding the Company or its activities to any requesting member. Each Managing Member or such other authorized representative may access, inspect, and copy all books, records and materials in the responsible Managing Members' possession regarding the Company or its activities. The requesting Member is responsible for any expenses incurred in accessing, inspecting, or copying Company information.

4.8 EXCULPATION

Any act or omission by the Managing Members or Members which causes or results in loss or damage to the Company or the Members, if done in good faith to promote the best interests of the Company, does not subject the offending Managing Member or Member to any liability to the other Member(s) or the Company.

4.9 INDEMNIFICATION

The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a Member of the Company, Managing Member, Manager, employee or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Managing Members determine that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company and had reasonable cause to believe that his or her conduct was lawful.

4.10   RECORDS

The Managing Members must keep the following at the company's principal place of business or other location:

(a) A current list of the full name and the last known street address of each Member;

(b) Copies of the Company's formation documents, Operating Agreement, and all amendments;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years;

(d) Copies of the company's financial statements, if any, for the three (3) most recent years.

ARTICLE V
Compensation

5.1   MANAGEMENT FEE

Any Managing Member rendering services to the Company is entitled to compensation equal to the value of the services. All Members must unanimously agree upon the value of the services.

5.2 REIMBURSEMENT

The Company will reimburse the Managing Members for all direct out-of-pocket expenses incurred by them in managing the Company as unanimously agreed upon by all Members.

ARTICLE VI
Bookkeeping

6.1 BOOKS

The Managing Members will maintain complete and accurate accounting of the Company's affairs at the Company's principal place of business or at another location agreed upon by the Managing Members. The Managing Members will choose the method of accounting for bookkeeping purposes. The Company's accounting period will be the calendar year.

6.2 MEMBER'S ACCOUNTS

Each member's equity will be determined in the manner set forth in ARTICLE 2.2.

6.3 REPORTS

The Managing Members will close the books after the close of each calendar year, and must prepare and send to each Member a statement of that Member's distributive share of income and expenses for income tax reporting purposes. The net income or loss distributed to each Member will correspond to the relative equity of each Member as of the last day of the fiscal year.

ARTICLE VII
Transfers

7.1 ASSIGNMENT

If a Member proposes to sell, assign, or otherwise dispose of all or part of his or her issued membership interest in the Company, that Member must comply with the following procedures:

(a) The member must first make a written offer to the other Member(s) which includes the sale price. At this point the exiting Member may not make this intention publicly known. The exiting Member may not make the intention to sell publicly known unless the other Members declined or failed to elect such interest within sixty (60) days of the offer. After sixty (60) days have passed, the exiting member may advertise the sale of his or her membership interest as the member desires, in accordance with applicable state and federal law.

(b) If a member has a potential buyer of said member's interest, said member must notify all members of the proposed purchase and offer the other current member(s) the first option to purchase the exiting member's interest at the agreed purchase price. If there are more than one current remaining members, those remaining members may combine funds to purchase the exiting members interest. Current members have sixty (60) days to buy exiting members interest if they so desire. The exiting member must show the other members that any potential purchaser has full certified funds, or the ability to get full certified funds before the sixty (60) day first right of refusal period starts.

(c) Current members must unanimously approve the sale of an exiting Members' interest to grant full membership benefits and functionality to the new member. If the current remaining members do not unanimously approve the sale, the purchaser or assignee will have no right to participate in the management and affairs of the business or to exercise member voting rights. The purchaser or assignee is only entitled to the share of the profits or other compensation and the return of contributions to which that Member would otherwise be entitled. The exiting member must disclose to the potential buyer or assignee if current members will not approve the sale.

(d) Any sale of issued membership interest does not by itself act to convey any dynamic, or non-vested, equity interest in the purchaser. Furthermore, Members shall not assign, convey, sell, encumber, or in any way alienate all or any part of any existing dynamic equity agreement except under the terms set forth therein.

7.2 VALUATION OF EXITING MEMBERS INTEREST

If a member wants to exit the Company, and does not have a buyer of its membership interest, the exiting member will assign his or her interest to the current members according to the following procedures:

(a) A value must be placed upon this membership interest before assigned.

(b) If exiting member and current members do not agree on the value of this membership interest, the exiting member must pay for a certified appraiser to appraise the company's value, and the exiting members' interest will be assigned a value according to the exiting members' percentage of ownership.

(c) The current members must approve the certified appraiser used by exiting member. Current members have thirty (30) days to approve the exiting members certified appraiser. If current members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to appraise the Company. Current members may not stall the process by disapproving all certified appraisers.

(d) Upon completion of a certified appraiser placing a value on the company, a value will be placed on exiting members' interest according to exiting members' percentage of membership interest.

(e) If the current members disagree with the value placed on the exiting member's interest, the current member(s) must pay for a certified appraiser to value the company and exiting members' interest according to the same terms described in this section.

(f) The current members' appraisal must be completed within sixty (60) days of the initial appraisal or the right of current members to dispute the value of the exiting member's interest expires.

(g) Upon completion of the current members' appraisal, the exiting member must approve the value placed on his or her interest. Exiting member has thirty (30) days to approve this value.

(h) If exiting member does not approve the current members' appraised value, the value of the company will be determined by adding both parties' proposed values, then dividing that figure in half, creating the value of the exiting member's interest.

7.2 DISTRIBUTION OF EXITING MEMBERS INTEREST

Upon determination of exiting member's interest value, the value will be a debt of the Company. The exiting member may (1) demand payment of this debt upon dissolution of the Company; or (2) he or she may receive payment by the following method:

(a) The Company will make timely payments.

(b) The Company will only be required to make payments towards exiting members' debt if the Company is profitable and passed income to current members. The Company must make a debt payment to the exiting member if the Company's net income surpassed fifty (50%) percent of the total determined value of the exiting members' interest in a single taxable year. (Example: If exiting members' value was $100,000 and current member(s) received over $50,000 net taxable income in the taxable year, the company would owe a debt payment to exiting member. If current member(s) only received $40,000 in passed income, there would be no payment due.)

(c) The debt payment must be at least ten (10%) percent of the value of the income passed to current Company members.

(e) The Company must make a payment to exiting member within sixty (60) days of the end of the taxable year for the company.

(f) Payment schedule will continue until exiting member's debt is paid by company.

(g) If the company dissolves, the exiting member will be a regular debtor and payment will follow the applicable limited liability company dissolution statutes.

(h) The exiting members' membership interest as assigned to current members may NOT accrue interest.

(i) The Company may pay of the amount owed to an existing member at any time.

ARTICLE VIII

Bank Account

Account: Security Ride, LLC
14853 Towne Lake Cir.
Addison, TX 75001

Bank: Chase Bank
14114 Dallas Pkwy # 150
Dallas, TX 75254

8.1 Financial Institution Designation. The financial institution named above is designated as a depository for the funds of this company, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for the payment bearing the signature of an authorized member or employee of this company as listed below:



X _____
Albert Vigil, Managing Member

X _____
Turaj "Tony" Belgameh, Managing Member

X _____
Tracy Martin, Member

X _____
Ernesto Baez, Member

8.2 Terms of Financial Agreement

The financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the Company's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the requirements contained herein.

8.3 Terms of Endorsement

Any of the Company's authorized members may execute all checks, drafts, notes and other items payable to or owned by the company for deposit with the financial institution. The members are also authorized to endorse any items for collection or discount by the financial institution and to accept drafts and other items payable at the financial institution.

8.4 Authorized Member/Manager Abilities

The authorized Managing Members, listed above, may execute other agreements, including, but not limited to, special depository agreements and arrangements concerning the manner, condition, and/or purposes for which the company's funds, checks, debits, or items may be deposited, collected, or withdrawn. These other agreements or arrangements may not include terms which are contrary to the provisions in this article.

8.5 Financial Institution Indemnity

The power granted to the Company's members will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with these provisions.

By signing this agreement the Members agree that the persons named above occupy the stated positions corresponding to their signatures and to all of the above provisions.

ARTICLE IX

Dissolution

9.1   DISSOLUTION

The Members, by unanimous assent, may dissolve the Company at any time. The Members may NOT dissolve the Company for a loss of membership interests. Upon dissolution the Company must pay its debts before distributing cash, assets, and/or initial capital to the Members or the Members' interests. The dissolution may only be ordered by the Members, not by the owner of the Members' interests.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge and certify to adopt this Operating Agreement.

Signed this 24 day July, 2018



X______________________________

Albert Vigil, Managing Member
14853 Towne Lake Cir
Addison, TX 75001

Duties: Business Plan; Director of Information and Software Development; Keep accounting books, file government documents

X______________________________

Turaj "Tony" Belgameh, Managing Member
3400 14th St
Plano, TX 75075

Duties: Manage day-to-day operations in uCarOK test site; work with lenders to establish a relationship to allow the Company to pursue Sub-Prime buyers as well as Prime buyers; Sign up 15 affiliates in the DFW area by June, 2019

X______________________________

Tracy Martin
Member

Duties: Draft all advertising and PR publications for the company; Interface with Hotline Support; Assist in market research for business opportunities.

X______________________________

Ernesto Baez
Member

Duties: Project Engineer for software development; Responsible for system architecture and project coordination tools; Responsible for security and performance of system.

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SECURITY RIDE, LLC
dba UCARMOBILE

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____________] (the "**Purchase Amount**") on or about [Date of Safe], Security Ride LLC dba UcarMobile, a Texas limited liability company (the "**Company**"), issues to the Investor the right to certain units of the Company's Capital Membership Interests, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $6,500,000.00.

The "**Discount Rate**" is as follows: (a) 95% for investments of $5,000.00 but less than $10,000.00; (b) 90% for investments of $10,000.00 but less than $15,000.00; (c) 85% for investments of $15,000.00 but less than $20,000; (d) 80% for investments of $20,000.00 but less than $30,000.00; and (e) 70% for investments of $30,000.00 or more.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of units of Safe Preferred Membership Interests equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into units of Safe Preferred Membership Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided*, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Membership Interests, with appropriate variations for the Safe Preferred Membership Interests if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of units of Common Membership Interests equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Membership Interests. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Membership Interests);

(ii) On par with payments for other Safes and/or Preferred Membership Interests, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Membership Interests, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Membership Interests in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Membership Interests.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Membership Interests and other Safes and/or Preferred Membership Interests who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Membership Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Membership Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Membership Interests**" means the capital membership interests of the Company, including, without limitation, the "**Common Membership Interests**" and the "**Preferred Membership Interests.**"

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Membership Interests basis):

- Includes all units of Capital Membership Interests issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of units of Safe Preferred Membership Interests.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into units of Capital Preferred Membership Interests.

"**Direct Listing**" means the Company's initial listing of its Common Membership Interests (other than units of Common Membership Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing capital membership interests of the Company **for resale, as approved by the Company's** board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Preferred Membership Interests sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the **Company's creditors or (iii)** any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Membership Interests, the amount of such dividend that is paid per share of Common Membership Interests multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Membership Interests at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Membership Interests pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Membership Interests basis):

- Includes all units of Capital Membership Interests issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation units of Preferred Membership Interests) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "**as-converted**" **payments**; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted Membership Interests awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation Membership Interests consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Membership Interests's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"Safe" means an instrument containing a future right to units of Capital Membership Interests, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"Safe Preferred Membership Interests" means the units of the series of Preferred Membership Interests issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the units of Standard Preferred Membership Interests, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"Standard Preferred Membership Interests" means the units of the series of Preferred Membership Interests issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Unissued Option Pool" means all units of Capital Membership Interests that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Membership Interests issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Membership Interests for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company Membership Interestsholder or rights to vote for the election of directors or on any matter submitted to Company Membership Interestsholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until units have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding units of Common Membership Interests (that is not payable in units of Common Membership Interests) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without **the consent of the Investor, in connection with a reincorporation to change the Company's domicile**.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Iowa, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as Membership Interests, and more particularly as common Membership Interests for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

SECURITY RIDE, LLC dba UCarMobile

By:_____
              Albert Vigil
              Chief Executive Officer

              Address: 14853 Towne Lake Circle_____

              _____Addison, TX 75001_____

              Email: _____

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

Email:_____

Customer use of portal:

*On-boarding fee:	$500 (for each offering launched)
Commission on funds raised:	3.15% to 7% (Tiers down based on volume). Fee schedule below.**

**Commission Fee Schedule:

Total Raised		Tier %	Max Commission	Blended Fee
$ -	$ 250,000.00	7%	$ 17,500.00	7.00%
$ 250,001.00	$ 500,000.00	6%	$ 32,500.00	6.50%
$ 500,001.00	$ 1,000,000.00	5%	$ 57,500.00	5.75%
$ 1,000,001.00	$ 2,000,000.00	4%	$ 97,500.00	4.88%
$ 2,000,001.00	$ 3,000,000.00	3%	$ 127,500.00	4.25%
$ 3,000,001.00	$ 4,000,000.00	2%	$ 147,500.00	3.69%
$ 4,000,001.00	$5,000,000	1%	$ 157,500.00	3.15%
5,000,001	or more	1%	variable	variable

Services that are not included:

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:

https://ucar.sppx.io/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.